AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 2001
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                              UNION DRILLING, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             1381                            16-1537048
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                        SOUTH PITTSBURGH TECHNOLOGY PARK
                              3117 WASHINGTON PIKE
                        BRIDGEVILLE, PENNSYLVANIA 15017
                                 (412) 257-9390
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                W. HENRY HARMON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              UNION DRILLING, INC.
                        SOUTH PITTSBURGH TECHNOLOGY PARK
                              3117 WASHINGTON PIKE
                        BRIDGEVILLE, PENNSYLVANIA 15017
                                 (412) 257-9390
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                   EDWIN T. MARKHAM                                           ALAN P. BADEN
                  SATTERLEE STEPHENS                                     VINSON & ELKINS L.L.P.
                   BURKE & BURKE LLP                                  666 FIFTH AVENUE, 26TH FLOOR
              230 PARK AVENUE, 11TH FLOOR                               NEW YORK, NEW YORK 10103
               NEW YORK, NEW YORK 10169                                      (917) 206-8001
                    (212) 404-8733

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ----------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ----------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                  TITLE OF EACH CLASS OF                            AGGREGATE                 AMOUNT OF
                SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)          REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share.....................        $57,500,000                 $14,375
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED AUGUST 2, 2001
PROSPECTUS

                                              SHARES

                              UNION DRILLING, INC.

                                  COMMON STOCK

                            ------------------------

This is an initial public offering of           shares of common stock of Union
Drilling, Inc. We are selling all of the shares of common stock offered under this prospectus. We anticipate that the initial public offering price will be
between $          and $          per share.

There is currently no public market for our shares. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "UDRL."

WE REFER YOU TO "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                               Per Share         Total
                                                              ------------    ------------
Public offering price.......................................  $               $
Underwriting discounts and commissions......................  $               $
Proceeds, before expenses, to us............................  $               $

                            ------------------------

The underwriters may also purchase up to an additional          shares of common
stock from us at the initial public offering price less the underwriting discount, solely to cover over-allotments.

The underwriters are severally underwriting the shares being offered. The
underwriters expect to deliver the shares to purchasers on                .

                            ------------------------

BEAR, STEARNS & CO. INC.
                                                       MCDONALD INVESTMENTS INC.

             The date of this prospectus is                , 2001.

[DEPICTION OF GEOGRAPHIC AREA IN WHICH UNION OPERATES AND PICTURE OF A DRILLING
                                      RIG]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    7
Cautionary Statement Concerning Forward-Looking
  Statements................................................   15
Use of Proceeds.............................................   16
Dividend Policy.............................................   16
Capitalization..............................................   17
Dilution....................................................   18
Selected Financial and Operating Data.......................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   26
Management..................................................   36
Principal Stockholders......................................   44
Related Party Transactions..................................   47
Description of Capital Stock................................   48
Shares Eligible for Future Sale.............................   51
Underwriting................................................   52
Legal Matters...............................................   55
Experts.....................................................   55
Where You Can Find More Information.........................   55
Index to Financial Statements...............................  F-1

                            ------------------------

     In this prospectus, the terms "Union," "we," "our," and "us" refer to Union Drilling, Inc. The term "you" refers to a prospective investor.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                               PROSPECTUS SUMMARY

     This summary highlights selected information in this prospectus, but it may not contain all of the information that is important to you. To better understand this offering, and for a more complete description of the offering, you should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those financial statements, which are included elsewhere in this prospectus.

                                  OUR COMPANY

     We are the largest provider of contract land drilling services in the Appalachian Basin and one of the largest contractors operating in the Uintah Basin of northeastern Utah and western Colorado. We also recently entered the market in eastern Canada. Although we were formed in 1997 with the acquisition of 12 drilling rigs and related equipment, our predecessors have been providing land drilling services in the Appalachian Basin, under the name "Union Drilling," since 1950. Since our formation, we have completed 13 purchases for 37 additional rigs, including 31 from other drilling contractors in the Appalachian Basin.

     Our rig fleet consists of 49 land drilling rigs, of which 40 are actively marketed and nine are stacked. We currently market 33 rigs in the Appalachian Basin, which we believe is approximately half of the actively marketed conventional rigs in this region. Furthermore, we believe that we operate most of the rigs capable of drilling for newly discovered deep natural gas formations in this region. We also operate five rigs in the Uintah Basin and the Piceance Basin in eastern Utah and western Colorado, and two rigs in eastern Canada.

     Our rigs are mechanical, truck-mounted or portable, equipped for fluid and air drilling and are capable of year-round operations. These configurations give us the ability to drill virtually all types of wells drilled in our markets. Due to the geologic characteristics in our markets, most of the wells drilled in these areas utilize pneumatic or "air" drilling technologies, a form of underbalanced drilling. We believe that underbalanced drilling provides several cost advantages over traditional drilling techniques when drilling through hard rock formations. These advantages include improved drilling penetration rates, limited amount of fluids lost into the formation and minimized formation damage. We believe that we have drilled more wells using air drilling techniques than any other U.S. contractor.

OUR CORE MARKETS

     Appalachian Basin. The Appalachian Basin, which is one of the largest hydrocarbon producing regions in North America, is experiencing a significant increase in drilling activity. This increased drilling activity is evidenced by the rising number of drilling permits filed, number of rigs being utilized, and oil and gas acreage acquired. For example, 128 deep well permits were filed in West Virginia in the first six months of this year, compared to 100 for all of 2000 and only 50 for all of 1999. We believe the renewed interest in the Appalachian Basin is primarily due to the following factors:

     - Recent discoveries from deep natural gas formations. As a result of the recent discoveries in the Trenton-Black River formation, existing operators in the Appalachian Basin have expanded their exploration programs and several new operators have entered the Basin. Wells in the Trenton-Black River formation have reserve potential and flow rates more typical of wells drilled in the western and the southwestern United States. Most of the major operators in the Appalachian Basin are exploring and developing the Trenton-Black River formation. We own most of the rigs capable of drilling in the Trenton-Black River formation and have personnel experienced in working with the deep, over-pressured reservoirs characteristic of the formation.

     - Strong natural gas prices. Over the past 12 months, natural gas producers in the United States have benefitted from strong commodity prices. Although natural gas prices are volatile, we believe that a trend toward higher natural gas prices will continue to result in increased demand for contract drilling in our core markets.

     - Close proximity to major natural gas markets. The Appalachian Basin is a major source of natural gas for the large population and industrial centers in the upper Midwest and along the East Coast. Natural gas from the Appalachian Basin generally commands a premium over NYMEX prices because of reduced transportation costs.

     Rocky Mountains. In addition to our fleet in the Appalachian Basin, we operate five drilling rigs in the Uintah and Piceance Basins in eastern Utah and western Colorado. Most of our current drilling operations in this area target natural gas to supply the increased demand from the West Coast market. We have also been a leading driller of black wax oil wells in the Uintah Basin.

     Eastern Canada. We recently purchased the two largest rigs operating in eastern Canada and have deployed both of these rigs in the Canadian Maritime Provinces. We targeted eastern Canada as an attractive market for our drilling services because we believe our equipment and expertise give us advantages over other operators in this market. Furthermore, recent onshore gas discoveries have demonstrated the potential of eastern Canada as a prolific natural gas producing region.

OUR COMPETITIVE STRENGTHS

     - Market Leader in the Appalachian Basin. We have become the largest drilling contractor in the Appalachian Basin, primarily through the purchase of rigs from our competitors. With 33 rigs marketed in the Appalachian Basin, we are more than twice as large as our nearest competitor, which markets 15 rigs. No other contractor markets more than six rigs in this region.

     - Deep Drilling Capability. We believe that the Trenton-Black River play will continue to drive the drilling of deeper wells using larger rigs and technologically more advanced methods. We believe that our equipment, technology, experience and safety record position us better than our competitors to take advantage of this opportunity.

     - High Barriers to Entry in the Appalachian Basin. We believe that suitable drilling equipment and experienced crews capable of working with deep, over-pressured reservoirs in the Appalachian Basin are in short supply. Moreover, because of the incremental costs necessary to achieve a justifiable scale and the unwillingness of operators to incur sizeable mobilization costs, we believe a significant investment would be required for a major competitor to enter this market.

     - Experienced Management Team. Our Chief Executive Officer pioneered efforts in development of the Trenton-Black River formation while he was Chief Executive Officer of Columbia Natural Resources. In addition, our Chairman has over 30 years of experience in nearly all phases of natural gas operations in our markets and members of our board of directors have extensive experience in the contract drilling segment of the oil and gas industry.

     - High Quality Equipment. Since 1997, we have upgraded and refurbished substantially all of our active drilling rigs and related equipment. Consequently, we believe that our equipment is in good condition and is well-suited to meet the needs of our customers.

OUR STRATEGY

     We believe that the expansion of drilling activity by the producers in our markets will require a larger, better capitalized, more technologically advanced drilling contractor that can provide efficient, high-quality services with proper safety and environmental procedures.

     The key elements of our strategy are to:

     - Capitalize on and strengthen our core market-leading position, the capability of our equipment, the experience and skill of our personnel, and our reputation for efficiency, safety and environmentally sound practices;

     - Grow through strategic acquisitions in our core markets, as well as attractive new markets, such as eastern Canada, where our technology and experience in underbalanced drilling techniques may provide us with competitive advantages;

     - Increase our rig utilization and revenue stability through term contracts, alliances with major operators and incentives for customers to drill in winter months, when our utilization has historically been lower; and

     - Control operating costs and maintain capital spending discipline.

OUR EXECUTIVE OFFICES

     Our principal executive offices are located at 3117 Washington Pike, Bridgeville, Pennsylvania 15017, and our phone number is (412) 257-9390.

                                  THE OFFERING

Common stock offered..........                  shares

Common stock to be outstanding
after the offering............                  shares

Use of proceeds...............   We will use the net proceeds from this offering
                                 to refurbish, modify and upgrade drilling rigs and equipment and repay indebtedness, and for working capital and general corporate purposes.
                                 We refer you to "Use of Proceeds."

Risk Factors..................   We refer you to "Risk Factors" and other
                                 information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Proposed Nasdaq National
Market symbol.................   UDRL

     Unless otherwise indicated, the number of shares that will be outstanding after this offering excludes:

     - shares of common stock available for future issuance under outstanding management options; and

     - shares of common stock issuable upon exercise of the underwriters' over-allotment option.

     All share and per share information in this prospectus gives effect to a fifty thousand-for-one stock split effective as of March 16, 2000.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table sets forth summary financial and operating data on or as of the dates and for the periods indicated. The summary financial data presented below should be read together with "Selected Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including the notes to those financial statements, included elsewhere in this prospectus. We derived the financial data as of December 31, 1998, 1999 and 2000 and for each of the years ended December 31, 1998, 1999 and 2000 from our financial statements, which were audited by Ernst & Young LLP, independent auditors, and were prepared in accordance with generally accepted accounting principles in the United States. We derived the financial data for the quarters ended March 31, 2000 and 2001 from our unaudited financial statements. The financial data for the quarters ended March 31, 2000 and 2001 reflect all adjustments (consisting of normal recurring adjustments) that our management considers necessary for a fair presentation. Results of quarterly periods are not necessarily indicative of results for any other interim period or for the full year.

                                                            YEAR ENDED                       QUARTER ENDED
                                                           DECEMBER 31,                        MARCH 31,
                                               ------------------------------------   ---------------------------
                                                  1998         1999         2000          2000           2001
                                               ----------   ----------   ----------   ------------   ------------
                                                                                              (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE AND DRILLING RIG ACTIVITY DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.....................................   $43,667      $38,560      $51,393       $10,003        $13,849
Operating expenses:
  Drilling operations........................    38,731       34,993       45,368         9,709         11,738
  Depreciation expense.......................     2,076        3,158        4,542         1,012          1,305
  General and administrative expenses........     4,094        5,639        4,435         1,034          1,341
                                                -------      -------      -------       -------        -------
     Total operating expenses................    44,901       43,790       54,345        11,755         14,384
                                                -------      -------      -------       -------        -------
Operating (loss).............................    (1,234)      (5,230)      (2,952)       (1,752)          (535)
Interest expense.............................      (195)        (925)      (1,144)         (292)          (252)
Other income (expense).......................       123         (561)         226            (6)            23
                                                -------      -------      -------       -------        -------
(Loss) before income taxes...................    (1,306)      (6,716)      (3,870)       (2,050)          (764)
Income tax (benefit) expense.................      (142)           3           --            --             --
                                                -------      -------      -------       -------        -------
Net (loss)...................................   $(1,164)     $(6,719)     $(3,870)      $(2,050)       $  (764)
                                                =======      =======      =======       =======        =======
Net (loss) per common share, basic and
  diluted....................................   $ (0.23)     $ (1.34)     $ (0.77)      $ (0.41)       $ (0.15)
Weighted average shares outstanding(1).......     5,000        5,000        5,000         5,000          5,000
OTHER DATA:
Cash flow (used in) provided by operating
  activities.................................   $(1,051)     $   382      $  (408)      $  (670)       $   225
Cash flow (used in) investing activities.....   (17,625)      (9,513)      (8,971)       (1,304)          (963)
Cash flow provided by financing activities...    17,681        9,163        9,154         1,599            586
EBITDA(2)....................................       842        2,072        1,590          (740)           770
Maintenance capital expenditures.............     3,233        6,483        2,235           982            430
DRILLING RIG ACTIVITY DATA:
Average rigs during period...................      27.6         35.0         42.8          39.8           45.0
Marketed rigs at end of period...............        25           31           37            33             37
Average utilization rate of all rigs(3)......      56.7%        41.1%        46.9%         40.3%          42.6%
Average utilization rate of rigs available
  for service(4).............................      68.9%        49.1%        57.4%         49.2%          56.4%
Average revenue per rig day(5)...............   $ 7,626      $ 7,316      $ 7,281       $ 7,135        $ 8,024
Margin per rig day(6)........................       862          677          853           210          1,223

                                                            YEAR ENDED                       QUARTER ENDED
                                                           DECEMBER 31,                        MARCH 31,
                                               ------------------------------------   ---------------------------
                                                  1998         1999         2000          2000           2001
                                               ----------   ----------   ----------   ------------   ------------
                                                                                              (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE AND DRILLING RIG ACTIVITY DATA)
BALANCE SHEET DATA:
Cash and cash equivalents....................   $   359      $   392      $   167       $    17        $    16
Working capital (deficit), excluding current
  portion of long-term debt and cash and cash
  equivalents................................     5,169        2,227         (388)          180          1,894
Property, buildings and equipment, net.......    22,462       29,015       34,546        29,257         34,224
Total assets.................................    33,245       37,123       44,689        35,833         44,386
Long-term obligations, including current
  portion....................................     4,633        8,751        8,322         8,431          7,896
Total liabilities............................     9,889       14,486       18,922        16,106         16,383
Total stockholder's equity...................    23,357       22,638       25,768        20,588         28,003

---------------
(1) Historical weighted average shares outstanding is calculated using the weighted average shares outstanding for the years ended December 31, 1998, 1999 and 2000 and for the quarters ended March 31, 2000 and 2001. Shares underlying stock options are not included because inclusion would result in anti-dilution.

(2) EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is frequently used by securities analysts and is presented herein to provide additional information about our operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Additionally, our EBITDA calculation may not be comparable to other similarly titled measures of other companies. We have included EBITDA as a supplemental disclosure because it may provide useful information regarding our ability to service debt and fund capital expenditures.

(3) Calculated on a weighted average basis assuming 365/6 days availability for all rigs, including rigs that are owned but not being marketed. Rigs purchased have been treated as added to the rig fleet as of the date of purchase. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(4) Calculated on a weighted average basis assuming 365/6 days availability for all rigs available for service. Rigs purchased have been treated as added to the rig fleet as of the date of purchase unless additional refurbishment is required before placing in service. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized. Rigs that are owned but not being marketed, including rigs being refurbished, are not considered in determining the utilization rate.

(5) Represents total revenues divided by the total number of rig operating days for the period. Revenues include revenues from both dayrate and footage contracts.

(6) Represents operating margins, exclusive of depreciation and general and administrative expenses.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider and evaluate the following risks and uncertainties relating to us and this offering, together with the information and financial data set forth elsewhere in this prospectus, prior to purchasing any shares of common stock.

RISKS RELATED TO OUR COMPANY

     A DECREASE IN DRILLING ACTIVITY IN THE APPALACHIAN BASIN COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We currently market 33 of our 49 drilling rigs in the Appalachian Basin. There has recently been an increase in drilling activity in the Basin, due to strong natural gas prices and interest in recently discovered deep formations. If drilling activity in the Appalachian Basin decreases, our financial condition and results of operations could be materially adversely affected.

     OUR BUSINESS AND OPERATIONS ARE SUBSTANTIALLY DEPENDENT UPON, AND AFFECTED BY, THE LEVEL OF DOMESTIC OIL AND NATURAL GAS EXPLORATION AND DEVELOPMENT ACTIVITY. IF THE LEVEL OF THAT ACTIVITY DECREASES, OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Our business and operations are substantially dependent upon, and affected by, the level of domestic oil and natural gas exploration and development activity. The level of that activity determines the demand for contract land drilling and related services. We have no control over the factors determining the level of domestic oil and natural gas exploration and development activity. Those factors include, among others, the following:

     - the market prices of oil and natural gas;

     - market expectations about future prices;

     - the volatility of future prices;

     - the cost of producing and delivering oil and natural gas;

     - the capacity of the natural gas pipeline network;

     - government regulations and trade restrictions;

     - the presence or absence of tax incentives;

     - national and international political and economic conditions;

     - levels of production by, and other activities of, the Organization of Petroleum Exporting Countries and other oil and natural gas producers; and

     - the development of alternate energy sources and the long-term effects of worldwide energy conservation measures.

     We cannot assure you that future levels of oil and natural gas exploration and development activity will increase or be maintained. If the current level of oil and natural gas exploration and development activity is not maintained or increased, demand for our contract drilling services may decrease and our business and the results of our operations could be adversely affected.

     WE HAVE INCURRED LOSSES SINCE OUR INCEPTION AND MAY CONTINUE TO INCUR LOSSES. IF WE CONTINUE TO INCUR LOSSES, THE VALUE OF OUR COMMON STOCK COULD DECLINE.

     We have a history of losses. We reported net losses for the years ended December 31, 1998, 1999 and 2000 and for the quarter ended March 31, 2001. We cannot assure you that we will be able to realize profits. A lack of profitability could adversely affect the price of our common stock. In addition, if we do not become profitable in the near future, our ability to complete future financings could be impaired, which could have a material adverse effect on our business.

     WE HAVE A LIMITED OPERATING HISTORY AS A STAND-ALONE ENTITY. AS A RESULT, YOUR BASIS FOR EVALUATING US IS LIMITED.

     Union was founded in October 1997 to acquire the Union Drilling division of Equitable Resources. Union Drilling had operated as a contract land drilling rig service company in the Appalachian Basin since 1950, first as a family-owned business and then as a division of Equitable Resources. Although the majority of our key employees were employed by predecessor companies of Union for extended periods, several senior members of our management group have joined us recently, including W. Henry Harmon, our Chief Executive Officer. The management group has not managed the stand-alone entity for an extended period of time. An investor in our common stock should consider the fact that our history as a stand-alone entity is limited and there is a limited basis for evaluating our performance.

     APPROXIMATELY 55% OF OUR TOTAL REVENUES DURING THE YEAR ENDED DECEMBER 31, 2000 WERE DERIVED FROM FOOTAGE CONTRACTS. THOSE CONTRACTS INVOLVE SUBSTANTIALLY GREATER RISKS TO US THAN DAYWORK CONTRACTS. THE OCCURRENCE OF A LOSS THAT IS NOT INSURED COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL POSITION AND RESULTS OF OPERATIONS.

     We perform the majority of our drilling services under footage contracts, and the remainder under daywork contracts. Revenues from footage contracts accounted for approximately 55% of total revenues during the year ended December 31, 2000. Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well, with limited exceptions. In addition, we provide technical expertise and engineering services, as well as most of the equipment required for the well, and are compensated only when the contract terms have been satisfied. Our risks under footage contracts are substantially greater than under daywork contracts, because we assume most of the risks associated with drilling operations that in a daywork contract are generally assumed by the operator, including risks of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel. The occurrence of a loss that is not insured could have a material adverse effect on our financial position and results of operations.

     THE MAJORITY OF OUR DRILLING RIGS ARE MORE THAN 20 YEARS OLD, AND WE HAVE DEFERRED MAINTENANCE ON SEVERAL OF OUR STACKED RIGS. WE MAY REQUIRE INCREASING AMOUNTS OF CAPITAL TO UPGRADE AND REFURBISH OUR RIGS, OR HAVE FEWER RIGS AVAILABLE FOR SERVICE. EITHER OF THOSE EVENTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The majority of our drilling rigs were built during the years 1976 to 1982, the period of the industry's most recent building cycle. We have deferred maintenance on several of our stacked rigs. Our programs of rig upgrades and refurbishments may require increasing amounts of capital and, to the extent we are unable to continue such programs, we will have fewer rigs available for service.

     IN THE YEAR ENDED DECEMBER 31, 2000, WE DERIVED APPROXIMATELY 38% OF OUR TOTAL REVENUES FROM THREE CUSTOMERS. THE LOSS OF ANY OF THOSE CUSTOMERS OR THE FAILURE TO REMARKET THE RIGS EMPLOYED BY THOSE CUSTOMERS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     In the year ended December 31, 2000, Columbia Natural Resources, Equitable Resources and Great Lakes Energy accounted for approximately 19%, 11% and 8%, respectively, of our total revenues. We cannot be certain that our principal customers will continue to employ our services or that we could successfully remarket the rigs that they may choose not to employ. The loss of any of our principal customers or the failure to remarket the rigs employed by those customers could have a material adverse effect on our financial condition and results of operations.

     WE MAY NOT BE ABLE TO CONTINUE TO GROW BY ADDING RIGS TO OUR FLEET, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR ABILITY TO COMPETE FOR FUTURE BUSINESS.

     We have experienced rapid and substantial growth since our formation as a result of additions to our rig fleet. Our strategy is to further expand our drilling fleet through purchases. Risks are inherent in our strategy, such as increasing leverage and debt service requirements, which could adversely affect our operating results. Continued growth and the process of integrating newly acquired rigs may involve unforeseen difficulties and may require a disproportionate amount of management's attention and our financial and other resources. We may not be able to continue to identify available rigs, negotiate acceptable terms, obtain financing for purchases on satisfactory terms or successfully buy identified rigs. We may not be able to successfully manage and integrate the rigs into our existing operations or successfully maintain the market share attributable to operable drilling rigs that we purchase. If we are unable to manage our growth and successfully integrate the purchased rigs into our existing operations, or if we encounter unexpected costs related to the purchased rigs, such as major overhauls, our results of operations or financial condition could be materially adversely affected.

     Competition in the market for drilling rigs has caused substantial increases in the market value of rigs in recent months. This competition could adversely affect our growth strategy if we are unable to purchase additional drilling rigs or related equipment on favorable terms. We may not be able to compete successfully in the future for available drilling rigs or related equipment, which may have a material adverse effect on our business, financial condition and results of operations.

     WE INTEND TO USE A PORTION OF THE PROCEEDS OF THIS OFFERING TO REFURBISH SOME OF OUR STACKED DRILLING RIGS. ANY DELAY OR COST OVERRUN IN THOSE REFURBISHMENTS COULD RESULT IN A LOSS OF REVENUE.

     We intend to use a portion of the proceeds of this offering to refurbish some of our stacked drilling rigs. Refurbishment projects are subject to risks of delay or cost overruns inherent in any large construction projects. Among those risks are:

     - shortages of equipment, materials or skilled labor;

     - unscheduled delays in the delivery of ordered materials and equipment;

     - engineering problems;

     - work stoppages;

     - weather interference;

     - unavailability of specialized services; and

     - unanticipated cost increases.

These factors may contribute to cost overruns and delays in the delivery of the drilling rigs being refurbished. Delays in delivery of these rigs will result in delays in putting them in service, and a loss of revenue.

     WE MAY NOT BE ABLE TO RAISE ADDITIONAL FUNDS THROUGH PUBLIC OR PRIVATE FINANCINGS OR ADDITIONAL BORROWINGS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

     The oil and natural gas contract drilling industry is capital intensive. Our cash flow from operations and the continued availability of credit are subject to a number of variables, including our rig utilization rate, operating margins and ability to maintain costs and obtain contracts in a competitive industry. Our cash flow from operations, proceeds from this offering and present borrowing capacity may not be sufficient to fund our anticipated acquisition program, capital expenditures and working capital requirements. We may from time to time seek additional financing, either in the form of bank borrowings, sales of our debt or equity securities or otherwise. Except with respect to this offering and our existing loan agreement, we have no agreements for any financing and cannot be certain of the availability or terms of any financing. To the extent our capital resources and cash flow from operations are at any time insufficient to fund our activities or repay our indebtedness as it becomes due, we will need to raise additional funds through public or private financings or additional borrowings. We may not be able to obtain any such capital resources. If we are at any time not able to obtain the necessary capital resources, our financial condition and results of operations could be materially adversely affected. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders at that time would be diluted and, in addition, such equity securities may have rights, preferences or privileges senior to those of our common stock.

     WE COULD BE ADVERSELY AFFECTED IF WE LOST THE SERVICES OF CERTAIN OF OUR OFFICERS AND KEY EMPLOYEES.

     The success of our business is highly dependent upon the services, efforts and abilities of W. Henry Harmon, our President and Chief Executive Officer, and certain other officers and key employees, particularly Christopher D. Strong, our Chief Financial Officer, and J. Michael Poole, our Vice President of Business Development. Our business could be materially and adversely affected by the loss of any of these individuals. We do not have employment agreements with or maintain key man life insurance on the lives of any of our executive officers or key employees.

     THE CONTRACT DRILLING INDUSTRY HAS EXPERIENCED SIGNIFICANT VOLATILITY IN PROFITABILITY AND RIG VALUES. A DECREASE IN DEMAND OR AN INCREASE IN SUPPLY OF THESE RIGS COULD REDUCE OUR REVENUE AND OPERATING RESULTS.

     The contract drilling industry has experienced significant volatility in profitability and rig values. This volatility has been due to changes in the level of domestic oil and natural gas exploration and development activity and the available supply of drilling rigs. The market for contract land drilling services has generally been depressed since 1982, when oil and natural gas prices began to weaken following a period of significant increase in new drilling rig capacity. Since that time, and except during occasional upturns, there have been substantially more drilling rigs available than necessary to meet demand in most operating and geographic segments of the domestic drilling industry, including the geographic areas in which we operate.

     The contract drilling business is currently experiencing increased demand for drilling services, principally due to improved oil and natural gas drilling and production economics and a continued reduction in the available supply of rigs in the domestic land drilling market. While improved technologies and increases in oil and natural gas prices have contributed to increased activity in the exploration and production sector, we cannot assure you those factors will continue. In addition, ongoing movement or reactivation of land drilling rigs (including the movement of rigs from outside the United States into domestic markets) or new construction of drilling rigs could increase rig supply and reduce contract drilling rates and utilization levels. We cannot predict the future level of demand for our contract drilling services, future conditions in the contract drilling industry or future contract drilling rates.

     IF WE CANNOT KEEP OUR RIGS UTILIZED AT PROFITABLE RATES, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

     Our business is capital intensive and generally requires significant investments in drilling equipment. As a result, we incur relatively high fixed costs in our operations. If we cannot keep our rigs utilized at profitable rates, our operating results could be adversely affected.

     OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY ABNORMALLY POOR WEATHER CONDITIONS.

     Our operations are conducted in areas subject to extreme weather conditions, and often in difficult terrain. Primarily in the winter and spring, our operations are often curtailed because of cold, snow or muddy conditions. Unusually severe weather conditions could further curtail our operations and could have a material adverse effect on our financial condition and results of operations.

     INCREASED COMPETITION IN OUR DRILLING MARKETS COULD ADVERSELY AFFECT RATES AND UTILIZATION OF OUR RIGS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We face competition from other contract drillers in our drilling markets. While price is a primary factor in the selection of drilling contractors, a contractor's safety record, crew quality, service record, equipment capability and location are also important factors. Although we are currently the leading drilling contractor in the Appalachian Basin, other contract drillers may enter that market. In addition, we are not the leading drilling contractor in the Uintah Basin and Piceance Basin, and face intense competition from other drilling contractors there. The replacement cost of Appalachian Basin and Uintah Basin drilling rigs is relatively small in comparison to the replacement cost of rigs used in most other domestic markets. If rates warrant, existing competitors or new entrants into these markets could increase the available rig fleet through movement of existing rigs or new rig building, which could adversely affect the rates we can charge and utilization levels we can achieve.

     OUR OPERATIONS ARE SUBJECT TO HAZARDS INHERENT IN THE LAND DRILLING BUSINESS THAT ARE BEYOND OUR CONTROL. IF THOSE RISKS ARE NOT ADEQUATELY INSURED OR INDEMNIFIED AGAINST, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Our operations are subject to many hazards inherent in the land drilling business, including, but not limited to:

     - blowouts;

     - craterings;

     - fires;

     - explosions;

     - poisonous gas emissions;

     - loss of well control;

     - loss of hole;

     - damaged or lost drill strings; and

     - damage or loss from inclement weather or natural disasters.

These hazards are to some extent beyond our control and could cause, among other things:

     - personal injury or death;

     - serious damage to or destruction of property and equipment;

     - suspension of drilling operations; and

     - substantial damage to the environment, including damage to producing formations and surrounding areas.

Our insurance policies for public liability and property damage to others and injury or death to persons are in some cases subject to large deductibles and may not be sufficient to protect us against liability for all consequences of well disasters, personal injury, extensive fire damage or damage to the environment. We may not be able to maintain adequate insurance in the future at rates we consider reasonable, or particular types of coverage may not be available. The occurrence of events, including any of the above-mentioned risks and hazards, that are not fully insured against or the failure of a customer that has agreed to indemnify us against certain liabilities to meet its indemnification obligations could subject us to significant liability and could have a material adverse effect on our financial condition and results of operations.

     WE MAY NOT BE ABLE TO OBTAIN DRILL PIPE OR OTHER DRILLING EQUIPMENT AND SUPPLIES ON SATISFACTORY TERMS, WHICH WOULD LIMIT OUR ABILITY TO MAINTAIN OR EXPAND OUR CONTRACT DRILLING OPERATIONS.

     We require a substantial amount of drill pipe in order to achieve the drilling depths required by our customers. Currently, there is a shortage of drill pipe in the contract drilling industry in the United States. This shortage has caused the price of drill pipe to increase significantly over the past two years and has required orders for new drill pipe to be placed several months in advance of expected use. The price increase and the delay in delivery have caused us to substantially increase capital expenditures for drill pipe over the past year. While we believe we currently have sufficient drill pipe for our existing rigs, we cannot assure you that we will be able to obtain on satisfactory terms the drill pipe required to maintain or expand our contract drilling operations. We also cannot assure you of the availability of other drilling equipment and supplies. Shortages in the availability of drilling equipment and supplies could delay and adversely affect our ability to return to service our stacked rigs and obtain contacts for our marketable rigs, which could have a material adverse effect on our financial condition and results of operations.

     OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL, HEALTH AND SAFETY LAWS AND REGULATIONS THAT MAY EXPOSE US TO LIABILITIES FOR NONCOMPLIANCE, WHICH COULD ADVERSELY AFFECT US.

     The domestic oil and natural gas industry is affected from time to time in varying degrees by political developments and federal, state and local environmental, health and safety laws and regulations applicable to our business. Except for the handling of solid wastes directly generated from the operation and maintenance of our drilling rigs, such as waste oils and wash water, it is our practice to require our customers to contractually assume responsibility for compliance with environmental regulations. However, our operations are vulnerable to certain risks arising from the numerous environmental health and safety laws and regulations. These laws and regulations may restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling activities, require reporting of the storage, use or release of certain chemicals and hazardous substances, require removal or cleanup of contamination under certain circumstances, and impose substantial civil liabilities or criminal penalties for violations. Environmental laws and regulations may impose strict liability, rendering a company liable for environmental damage without regard to negligence or fault, and could expose us to liability for the conduct of, or conditions caused by, others, or for our acts that were in compliance with all applicable laws at the time such acts were performed. Moreover, there has been a trend in recent years toward stricter standards in environmental, health and safety legislation and regulation, which may continue.

     We have made and will continue to make expenditures to comply with governmental regulations, including environmental, health and safety requirements. However, we may incur material liability related to our operations under such laws and regulations. We cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on our business, financial condition or results of operations. Because the requirements imposed by such laws and regulations are subject to change, we are unable to forecast the ultimate cost of compliance with such requirements. The modification of existing laws and regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and natural gas for economic, political, environmental or other reasons could have a material adverse effect on us by limiting drilling opportunities.

     WE MAY NOT BE ABLE TO ATTRACT AND RETAIN THE SERVICES OF QUALIFIED OPERATING PERSONNEL, WHICH COULD RESTRICT OUR ABILITY TO MARKET AND OPERATE OUR DRILLING RIGS OR RESULT IN ACCIDENTS AND OTHER OPERATIONAL DIFFICULTIES.

     Increases in both onshore and offshore domestic oil and natural gas exploration and production since 1999 and resultant increases in contract drilling activity have created a shortage of qualified drilling rig personnel in the industry. If we are unable to attract and retain sufficient qualified operating personnel, our ability to market and operate our drilling rigs will be restricted. In addition, labor shortages could result in wage increases, which could reduce our operating margins and have a material adverse effect on our financial condition and results of operations. To the extent that we are required to hire less experienced personnel, we may experience accidents or other operational difficulties and incur related costs.

RISKS RELATED TO OUR COMMON STOCK

     FOLLOWING THIS OFFERING, WE WILL CONTINUE TO BE CONTROLLED BY OUR SOLE STOCKHOLDER.

     Upon completion of this offering, Union Drilling Company LLC, currently our
sole stockholder, will continue to own approximately      % of our outstanding
common stock (     % if the underwriters' over-allotment option is exercised in full). Union Drilling Company LLC is controlled by affiliates of Morgan Stanley & Co. Incorporated. Accordingly, Union Drilling Company LLC and its affiliates will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentration makes it unlikely that any other holder of our common stock will be able to affect the management or direction of Union. These factors may also have the effect of delaying or preventing a change in the management or voting control of Union.

     YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their shares. Based
on an initial public offering price of $          per share (which is the
mid-point of the range set forth on the cover page of this prospectus), as adjusted as of March 31, 2001, this dilution would have been equal to
$          per share with respect to shares purchased pursuant to this offering.

     THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND AN ACTIVE TRADING MARKET FOR OUR SHARES MAY NOT DEVELOP OR BE SUSTAINED FOLLOWING THIS OFFERING. YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT PRICES EQUAL TO OR GREATER THAN THE INITIAL PUBLIC OFFERING PRICE.

     Prior to this offering, there was no public market for our common stock. Although application has been made to list the common stock on the Nasdaq National Market, an active public market for the common stock may not develop or be sustained. The price at which our common stock will trade after this offering may be lower than the initial public offering price. The initial public offering price of the common stock will be determined through negotiations between us and the underwriters. Market prices for the common stock following this offering will be influenced by a number of factors, including:

     - variations in quarterly operating results;

     - changes in financial estimates by securities analysts;

     - announcements by us or our competitors of significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

     - the depth and liquidity of the market for our common stock;

     - investor perceptions of our company and the oil and gas industry generally; and

     - general economic and other conditions.

     FUTURE SALES OF SHARES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Future sales of shares of common stock by us or our stockholders could adversely affect the market price of the common stock. Upon completion of this
offering, we will have          shares of common stock outstanding.
Additionally, as of March 31, 2001, options for the purchase of 348,975 shares of common stock had been granted to certain of our employees pursuant to our Amended and Restated 2000 Stock Option Plan and to certain senior executives under other option arrangements. The exercise prices of these options are substantially lower than the anticipated initial public offering price of our common stock.

     We may in the future issue significant amounts of common stock or options or warrants to acquire common stock under stock option plans or to finance capital projects, including purchases of rigs and related equipment. Of the
outstanding shares, the          shares (          shares if the underwriters'
over-allotment option is exercised in full) to be sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act, except for shares purchased by an "affiliate" (as defined in the Securities Act) of Union. Following the expiration of the lock-up agreements with the underwriters, our sole stockholder prior to this offering, which will
hold upon completion of this offering approximately      % of the outstanding
shares of common stock (     % if the underwriters' over-allotment option is
exercised in full), may sell such shares subject to the requirements of Rule 144 under the Securities Act. We refer you to "Shares Eligible for Future Sale." Additionally, we intend to file a registration statement on Form S-8 covering the issuance of shares of common stock pursuant to our Amended and Restated 2000 Stock Option Plan and other stock option arrangements with senior executives within 180 days after completion of this offering. Accordingly, shares of common stock issued pursuant to our Amended and Restated 2000 Stock Option Plan and other stock option arrangements with senior executives will be available for sale in the public market without restriction or limitation under the Securities Act, except for any shares held by an "affiliate" of Union. We cannot predict the effect, if any, that future sales of shares, the issuance or exercise of options, warrants or other securities convertible into common stock, or the availability of shares for sale will have on the market price for common stock prevailing from time to time. Sales of a substantial amount of common stock, or a perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

     WE HAVE RENOUNCED ANY INTEREST IN SPECIFIED BUSINESS OPPORTUNITIES, AND OUR DIRECTORS AND THEIR AFFILIATES GENERALLY HAVE NO OBLIGATION TO OFFER US THOSE OPPORTUNITIES.

     Several of our directors and affiliates of Union Drilling Company LLC, our sole stockholder prior to this offering, have investments in other oilfield service companies that may compete with us, and they may invest in other similar companies in the future. Our certificate of incorporation provides that we have renounced any interest in related business opportunities and that neither our directors nor their affiliates have any obligation to offer us those opportunities. These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least two-thirds of our outstanding common stock. As a result of these charter provisions, our future competitive position and growth potential could be adversely affected.

     OUR EXISTING DIVIDEND POLICY AND CONTRACTUAL RESTRICTIONS LIMIT OUR ABILITY TO PAY DIVIDENDS.

     We have never declared a cash dividend on our common stock and do not expect to pay cash dividends for the foreseeable future. We expect that all cash flow generated from our operations in the foreseeable future will be retained and used to develop or expand our business. In addition, our loan agreement prohibits the payment of dividends without the prior consent of the lender. We expect to repay our existing loans in full with a portion of the proceeds of this offering and terminate that loan agreement, but any replacement loan agreement that we enter into in the future will likely contain similar restrictions.

     PREFERRED STOCK MAY BE ISSUED WITHOUT STOCKHOLDER APPROVAL, WITH RIGHTS AND PREFERENCES ADVERSE TO THE VOTING POWER OR OTHER RIGHTS OF HOLDERS OF OUR COMMON STOCK.

     We are authorized to issue preferred stock. Our board of directors, without stockholder approval, may issue shares of preferred stock with rights and preferences adverse to the voting power or other rights of the holders of our common stock.

     PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND OF DELAWARE CORPORATE LAW MAY MAKE A TAKEOVER DIFFICULT.

     Provisions in our certificate of incorporation and bylaws and of Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change our management and board of directors.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements and information that are based on the beliefs of our management, as well as assumptions made by and information currently available to us. All statements other than statements of historical fact included in this prospectus are forward-looking statements, including but not limited to statements identified by the words "anticipate," "believe," "estimate" and "expect" and similar expressions. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions; however, the statements are subject to a number of risks, uncertainties and assumptions, including but not limited to the risk factors described in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those in the forward-looking statements. We do not intend to update these forward-looking statements and information after the date of this prospectus.

                                USE OF PROCEEDS

     The net proceeds to be received by us from this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering (assuming an initial public offering price of $
per share, the mid-point of the range set forth on the cover page of this
prospectus), are expected to be approximately $          million.

     We intend to use the net proceeds from this offering to:

     - refurbish, modify, upgrade and redeploy drilling rigs and equipment, which we expect will cost approximately $5.5 million;

     - refurbish and return to service five of our nine stacked drilling rigs, which we expect will cost approximately $9.0 million;

     - repay all amounts outstanding under our revolving loan and term loan facility with Fleet Capital Corporation, which aggregate amount was $8.0 million at March 31, 2001, including a prepayment penalty of $175,000; and

     - fund working capital and for general corporate purposes, including the expansion of our drilling rig fleet and the purchase of related equipment and businesses engaged in the delivery of services to our customers at the well site, including well completion and workover services.

Pending such uses, we will invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

     Amounts outstanding under the revolving loan, $1.6 million at March 31, 2001, bear interest based on Fleet's prime rate plus 1.0% (or LIBOR plus 3.0%) and mature in March 2002. Amounts outstanding under the term loan, $6.2 million at March 31, 2001, bear interest based on Fleet's prime rate plus 1.5% (or LIBOR plus 3.5%). At March 31, 2001, the interest rate under the revolving loan was 8.56% and the interest rate under the term loan was 8.9%. Amounts borrowed under the revolving loan have been used for working capital.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available earnings generated by our operations for the development and growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Future dividend policy will be made by our board of directors and will depend on a number of factors, including our earnings, capital requirements, financial condition and business prospects and other factors that the board may deem relevant. The payment of cash dividends on common stock is restricted under the terms of our existing loan agreement with Fleet Capital Corporation, and is likely to be similarly restricted under credit facilities that we expect to enter into to replace our loan agreement with Fleet.

                                 CAPITALIZATION

     The following table sets forth (1) our actual capitalization as of March 31, 2001, and (2) our capitalization as adjusted to give effect to the sale of shares of our common stock at an assumed public offering price of $ per share (the mid-point of the range set forth on the cover page of this prospectus) in this offering and the application of the net proceeds from this offering. The table should be read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                                               AS OF MARCH 31, 2001
                                                              -----------------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $     16
                                                              ========
Revolving loan(1)...........................................  $  1,589
Current portion of long-term debt(1)........................     1,522

Long-term debt:
  Term loan(1)..............................................     5,251
  Capitalized leases........................................     1,123
                                                              --------
          Total long-term debt..............................  $  6,374
Stockholders' equity:
  Common Stock, par value $.01 per share, 5,000,000 shares
     outstanding, historical; and      shares outstanding as
     adjusted(2)............................................        50
  Additional paid-in capital................................    40,250
  Accumulated deficit.......................................   (12,297)
                                                              --------
          Total stockholders' equity........................    28,003
                                                              --------
          Total capitalization..............................  $ 37,488
                                                              ========

---------------
(1) We intend to use a portion of the net proceeds from this offering to repay all amounts outstanding under our revolving loan and term loan facility with Fleet Capital Corporation. As of March 31, 2001, $1.6 million was outstanding under the revolving loan and $6.2 million was outstanding under the term loan, including $1.0 million in current portion of long-term debt.

(2) Does not include 348,975 shares of common stock subject to issuance pursuant to outstanding awards under our Amended and Restated 2000 Stock Option Plan and other stock option arrangements with senior executives. We refer you to "Management -- Amended and Restated 2000 Stock Option Plan."

                                    DILUTION

     Our net tangible book value as of March 31, 2001 was $28.0 million or $5.60
per share. After giving effect to the sale by us of       shares of common stock
in this offering (at the mid-point of the range set forth on the cover page of this prospectus), our adjusted net tangible book value as of March 31, 2001
would have been $       million, or $       per share. This represents an
immediate increase in net tangible book value of $     per share to our existing
stockholder and an immediate dilution in net tangible book value of $       per
share to new investors purchasing common stock in this offering. The following table illustrates the dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share.............  $
Net tangible book value per share as of March 31, 2001......
Increase in net tangible book value per share attributable
  to new investors..........................................
As adjusted net tangible book value per share after this
  offering..................................................
                                                              ----
Dilution in net tangible book value per share to new
  investors.................................................  $
                                                              ====

     The following table sets forth, as of March 31, 2001, the differences in the number of shares purchased, the consideration paid and the average price per share paid to us by our existing stockholder and by investors purchasing shares of common stock in this offering (assuming an initial public offering price at the mid-point of the range set forth on the cover page of this prospectus, no exercise of the underwriters' over-allotment option and before deducting underwriting discounts and commissions and estimated offering expenses).

                                     SHARES PURCHASED     TOTAL CONSIDERATION
                                     -----------------    -------------------    AVERAGE PRICE
                                     NUMBER    PERCENT    AMOUNT     PERCENT       PER SHARE
                                     ------    -------    -------    --------    -------------
Existing stockholder...............
Option holders.....................
New investors......................
          Total....................

     The preceding tables exclude the effects of 348,975 shares of common stock subject to issuance pursuant to outstanding options awarded under our Amended and Restated 2000 Stock Option Plan and other stock option arrangements with senior executives. We refer you to "Management -- Amended and Restated 2000 Stock Option Plan." If all of the outstanding options were exercised immediately prior to completion of this offering, the immediate dilution in net tangible book value to new investors purchasing common stock in this offering would have
been $     per share instead of $     per share.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating data on or as of the dates and for the periods indicated. The selected financial data presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including the notes to those financial statements, included elsewhere in this prospectus. We derived the financial data as of December 31, 1997, 1998, 1999 and 2000 and for the period October 22, 1997 through December 31, 1997 and for each of the years ended December 31, 1998, 1999 and 2000 from our financial statements, which were audited by Ernst & Young LLP, independent auditors, and were prepared in accordance with generally accepted accounting principles in the United States. We derived the financial data for the quarters ended March 31, 2000 and 2001 from our unaudited financial statements. The financial data for the quarters ended March 31, 2000 and 2001 reflect all adjustments (consisting of normal recurring adjustments) that our management considers necessary for a fair presentation. Results of quarterly periods are not necessarily indicative of results for any other interim period or for the full year. Predecessor company information has been provided by Equitable Resources and has not been audited. All information required by the Securities and Exchange Commission has been presented below; no other information is available for periods prior to October 22, 1997. Drilling rig activity data is not available for periods prior to January 1, 1998.

                                            PREDECESSOR                                UNION DRILLING, INC.
                                     --------------------------   ---------------------------------------------------------------
                                                      PERIOD         PERIOD
                                         YEAR       JANUARY 1,    OCTOBER 22,                                        QUARTER
                                        ENDED         1997 TO       1997 TO        YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                     DECEMBER 31,   OCTOBER 21,   DECEMBER 31,   ----------------------------   -----------------
                                         1996          1997           1997         1998      1999      2000      2000      2001
                                     ------------   -----------   ------------   --------   -------   -------   -------   -------
                                            (UNAUDITED)                                                         (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND DRILLING RIG ACTIVITY DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...........................    $20,904        $19,305       $ 5,397      $ 43,667   $38,560   $51,393   $10,003   $13,849
Operating expenses:
  Drilling operations..............                                   4,344        38,731    34,993    45,368     9,709    11,738
  Depreciation expense.............                                     171         2,076     3,158     4,542     1,012     1,305
  General and administrative
    expenses.......................                                     396         4,094     5,639     4,435     1,034     1,341
                                                                    -------      --------   -------   -------   -------   -------
    Total operating expenses.......                                   4,911        44,901    43,790    54,345    11,755    14,384
                                                                    -------      --------   -------   -------   -------   -------
Operating income (loss)............                                     485        (1,234)   (5,230)   (2,952)   (1,752)     (535)
Interest expense...................                                    (122)         (195)     (925)   (1,144)     (292)     (252)
Other income (expense).............                                      --           123      (561)      226        (6)       23
                                                                    -------      --------   -------   -------   -------   -------
(Loss) before income taxes.........                                     363        (1,306)   (6,716)   (3,870)   (2,050)     (764)
Income tax expense (benefit).......                                     142          (142)        3        --        --        --
                                                                    -------      --------   -------   -------   -------   -------
Net income (loss)..................    $   379        $ 1,770       $   220      $ (1,164)  $(6,719)  $(3,870)  $(2,050)  $  (764)
                                                                    =======      ========   =======   =======   =======   =======
Net (Loss) per common share, basic
  and diluted......................        N/A            N/A       $ (0.04)     $  (0.23)  $ (1.34)  $ (0.77)  $ (0.41)  $ (0.15)
Weighted average shares
  outstanding(1)...................                                   5,000         5,000     5,000     5,000     5,000     5,000
OTHER DATA:
Cash flow (used in) provided by
  operating activities.............                                 $(1,546)     $ (1,051)  $   382   $  (408)  $  (670)  $   225
Cash flow (used in) investing
  activities.......................                                    (119)      (17,625)   (9,513)   (8,971)   (1,304)     (963)
Cash flow provided by financing
  activities.......................                                   3,018        17,681     9,163     9,154     1,599       586
EBITDA(2)..........................                                     655           842     2,072     1,590      (740)      770
Maintenance capital expenditures...                                     119         3,233     6,483     2,235       982       430
DRILLING RIG ACTIVITY DATA:
Average rigs during period.........                                                  27.6      35.0      42.8      39.8      45.0
Marketed rigs at end of period.....                                                    25        31        37        33        37
Average utilization rate of all
  rigs(3)..........................                                                  56.7%     41.1%     46.9%     40.3%     42.6%
Average utilization rate of rigs
  available for service(4).........                                                  68.9%     49.1%     57.4%     49.2%     56.4%
Average revenue per rig day(5).....                                              $  7,626   $ 7,316   $ 7,281   $ 7,135   $ 8,024
Margin per rig day(6)..............                                                   862       677       853       210     1,223
BALANCE SHEET DATA:
Cash and cash equivalents..........                                 $ 1,354      $    359   $   392   $   167   $    17   $    16
Working capital (deficit),
  excluding current portion of
  long-term debt and cash and cash
  equivalents......................                                   3,182         5,169     2,227      (388)      180     1,894
Property, plant and equipment,
  net..............................                                   6,582        22,462    29,015    34,546    29,257    34,224
Total assets.......................                                  14,122        33,245    37,123    44,689    35,833    44,386
Long-term debt, including current
  portion..........................                                      --         4,633     8,751     8,322     8,431     7,896
Total liabilities..................      1,853          1,495         2,902         9,889    14,486    18,922    16,106    16,383
Total stockholder's equity.........      5,875          8,039        11,220        23,357    22,638    25,768    20,588    28,003

---------------
(1) Historical weighted average shares outstanding is calculated using the weighted average shares outstanding for the years ended December 31, 1998, 1999 and 2000 and for the quarters ended March 31, 2000 and 2001. Shares underlying stock options are not included because inclusion would result in anti-dilution.

(2) EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is frequently used by securities analysts and is presented herein to provide additional information about our operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Additionally, our EBITDA calculation may not be comparable to other similarly titled measures of other companies. We have included EBITDA as a supplemental disclosure because it may provide useful information regarding our ability to service debt and fund capital expenditures.

(3) Calculated on a weighted average basis assuming 365/6 days availability for all rigs, including rigs that are owned but not being marketed. Rigs purchased have been treated as added to the rig fleet as of the date of purchase. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(4) Calculated on a weighted average basis assuming 365/6 days availability for all rigs available for service. Rigs purchased have been treated as added to the rig fleet as of the date of purchase unless additional refurbishment is required before placing in service. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized. Rigs that are owned but not being marketed, including rigs being refurbished, are not considered in determining the utilization rate.

(5) Represents total revenues divided by the total number of rig operating days for the period. Revenues include revenues from both dayrate and footage contracts.

(6) Represents operating margins, exclusive of depreciation and general and administrative expenses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read together with our financial statements and the notes to those financial statements included elsewhere in this prospectus.

OVERVIEW

     We are the largest provider of contract land drilling services to companies engaged in the exploration and production of natural gas in the Appalachian Basin. We also provide similar services in the Uintah Basin and the Piceance Basin, which are located in northeastern Utah and western Colorado, and in eastern Canada. Since our formation and initial purchase of 12 rigs in late 1997, our fleet has grown through a series of purchases to 49 rigs. Our operating focus has been to refurbish and deploy our existing rigs and newly acquired rigs in our core markets. We are now operating 28 rigs in the Appalachian Basin, five rigs in the Uintah and Piceance Basins, and two rigs in eastern Canada; five rigs are being marketed for operations after minor refurbishment and nine rigs are currently stacked.

     Our industry has experienced a period of rapid consolidation as larger, better-capitalized drilling companies have acquired smaller operators to grow their rig fleets. As measured by Baker Hughes Incorporated, the supply of land rigs in the United States that are currently marketed or capable of being returned to service has declined from approximately 4,000 to fewer than 1,500 since the last period of significant new rig building, which ended in 1982. The number of drilling contractors has also decreased and rig ownership has become more concentrated in several land rig operators, particularly in U.S. Gulf Coast markets. Until recently, the Appalachian Basin market was highly fragmented, with many small operators operating on a regional basis, each encountering intense competition. With lower natural gas prices, this market structure had contributed to depressed conditions during most of 1999 and early 2000. As natural gas prices have increased and the consolidation has begun to have effect, the market for drilling services in the Appalachian Basin has improved, as evidenced by increased rates and utilization.

     Demand for our services is also affected by our customers' willingness to spend capital to develop their oil and gas reserves. Many of our major customers are utilities or their affiliates, which are not principally focused on oil and natural gas exploration and development, and some of which were involved in substantial acquisitions over the last two years. For these reasons, these utilities have been somewhat slower to initiate expanded drilling programs in the Appalachian Basin in response to higher natural gas prices. As a result, our results in 2000 lagged behind those of other major land drilling companies, whose customers were quicker to exploit an improved natural gas price scenario.

TYPES OF CONTRACTS

     Our contracts for drilling oil and natural gas wells are obtained either through competitive bidding or as a result of negotiations with customers. Our oil and natural gas drilling contracts provide for compensation on a "daywork" or "footage" basis. In the year ended December 31, 2000, approximately 55% of our revenues were derived from footage contracts. The work currently conducted by our Uintah office is primarily daywork with some footage contracts. Most of the wells drilled by our Northern and Southern Appalachian offices are drilled pursuant to footage contracts, although more daywork contracts are becoming available. Most of the wells drilled by our Central Appalachian office are drilled pursuant to daywork contracts.

  Daywork Contracts

     Under daywork contracts, we provide a drilling rig with required personnel to the operator, who supervises the drilling of the well. We are paid based on a negotiated fixed rate per day while the rig is utilized. The rates for our services depend on market and competitive conditions, the nature of the operations to be performed, the duration of the work, the equipment and services to be provided, the geographic area involved and other variables. Lower rates may be paid when the rig is in transit, or when drilling operations are interrupted or restricted by conditions beyond our control. In addition, daywork contracts typically provide for a lump sum fee for the mobilization and demobilization of the drilling rig. Daywork drilling contracts generally specify the type of equipment to be used, the size of the hole and the depth of the well. Under a daywork drilling contract, the customer bears a large portion of out-of-pocket costs of drilling and we generally do not bear any part of the usual capital risks associated with oil and natural gas exploration.

  Footage Contracts

     Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We pay more of the out-of-pocket costs associated with footage contracts compared to daywork contracts. We provide technical expertise and engineering services, as well as most of the equipment required for the well, and are compensated when the contract terms have been satisfied. Many of our footage contracts now provide for conversion to daywork rates under certain specified unexpected conditions.

     Our operating margins under footage contracts are generally larger than under daywork contracts. However, our risks under footage contracts are substantially greater than under daywork contracts because we assume more of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including risk of blowout, loss of hole, lost or damaged drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel.

RESULTS OF OPERATIONS

     Our results of operations over the past three years have been affected by the addition of rigs to our fleet, some volatility in demand for drilling services and the available supply of rigs in our core markets. The following table sets forth selected financial and operating information for the periods indicated:

                                                                                 QUARTER
                                              YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                           -----------------------------    ------------------
                                            1998       1999       2000       2000       2001
                                           -------    -------    -------    -------    -------
Average rigs during period...............     27.6       35.0       42.8       39.8       45.0
Average utilization rate of all
  rigs(1)................................     56.7%      41.1%      46.9%      40.3%      42.6%
Revenues (in thousands)..................  $43,667    $38,560    $51,393    $10,003    $13,849
Gross margin (in thousands)..............    4,936      3,567      6,024        294      2,111
Average revenue per rig day(2)...........    7,626      7,316      7,281      7,135      8,024
Margin per rig day(3)....................      862        677        853        210      1,223

---------------

(1) Calculated on a weighted average basis assuming 365/6 days availability for all rigs, including rigs that are owned but not being marketed. Rigs purchased have been treated as added to the rig fleet as of the date of purchase. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(2) Represents total revenues divided by the total number of rig operating days for the period. Revenues include revenues from both dayrate and footage contracts.

(3) Represents operating margins, exclusive of depreciation and general and administrative expenses.

  Quarter ended March 31, 2001 compared to quarter ended March 31, 2000

     Revenues. Revenues increased $3.8 million, or 38%, to $13.8 million for the quarter ended March 31, 2001, from $10.0 million for the quarter ended March 31, 2000. This increase was due to an increase in total rig days worked during the quarter ended March 31, 2001 to 1,726 days, a 23% increase over the 1,402 days worked during the same period in 2000. The increase was also attributable to an increase in the average revenue per rig day, which increased 12% from $7,135 during the quarter ended March 31, 2000 to $8,024 in the first quarter of 2001. The higher number of rig days worked during the quarter ended March 31, 2001 was due to an increase in the number of rigs we owned and the increase in demand for our services. The increase in average revenue per rig day was a result of increases in our daywork and footage rates.

     Drilling Expenses. Drilling expenses increased by $2.0 million, or 21%, to $11.7 million for the quarter ended March 31, 2001, compared to $9.7 million for the quarter ended March 31, 2000. This increase was due to the increase in rig operating days. Drilling expenses on a per day basis, however, decreased due to fixed costs being spread over more days worked.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately $300,000, or 30%, to $1.3 million for the quarter ended March 31, 2001, compared to $1.0 million for the quarter ended March 31, 2000. This increase was due to higher personnel costs to support expanding operations.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased by approximately $300,000, or 30%, to $1.3 million for the quarter ended March 31, 2001, compared to $1.0 million for the quarter ended March 31, 2000. This increase was due to our rig purchases throughout the year.

     Interest Expense. Interest expense decreased to approximately $250,000 from approximately $290,000. This decrease was due to lower debt levels and lower interest rates.

  Year ended December 31, 2000 compared to year ended December 31, 1999

     Revenues. Revenues increased $12.8 million, or 33%, to $51.4 million for the year ended December 31, 2000, from $38.6 million for the year ended December 31, 1999. This increase was due to an increase in total rig days worked during 2000 to 7,059 days, a 34% increase over the 5,270 days worked in 1999. The increase was a result of improved market conditions and the increased number of rigs in our fleet available for service.

     Drilling Expenses. Drilling expenses increased by $10.4 million, or 30%, to $45.4 million for the year ended December 31, 2000, compared to $35.0 million for the year ended December 31, 1999. This increase was due to an overall increased level of drilling activity and the increased number of rigs in our fleet available for service. Drilling expenses on a per day basis, however, decreased due to fixed costs being spread over more days worked.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $1.2 million, or 21%, to $4.4 million for the year ended December 31, 2000, compared to $5.6 million for the year ended December 31, 1999. This decrease was due to lower legal and professional fees, lower bad debt expenses and reduced payroll related costs.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased by $1.4 million, or 44%, to $4.5 million for the year ended December 31, 2000, compared to $3.2 million for the year ended December 31, 1999. This increase was due to our rig purchases throughout the year.

     Interest Expense. Interest expense increased by approximately $200,000, or 22%, to $1.1 million for the year ended December 31, 2000, compared to approximately $900,000 for the year ended December 31, 1999. This increase was attributable to increased working capital requirements and higher borrowing under our revolving line of credit.

     Other Income. Other income of approximately $200,000 for the year ended December 31, 2000 was associated with the sale of older assets as part of our overall strategy to upgrade the condition of our fleet. Other expenses of approximately $600,000 for the year ended December 31, 1999 were associated with the write-off of leasehold improvements at our previous headquarters and a write-down of support equipment.

     Net Operating Loss Carry-forwards. At December 31, 2000, we had tax net operating loss carry-forwards of $23.3 million, which have not been recognized for financial statement purposes as a result of our lack of profitability.

  Year ended December 31,1999 compared to year ended December 31, 1998

     Revenues. Revenues decreased $5.1 million, or 12%, to $38.6 million for the year ended December 31, 1999, from $43.7 million for the year ended December 31, 1998. This decrease was due to a decrease in total rig days worked during 1999 to 5,270 days, an 8% decrease from the 5,726 days worked in 1998. The decrease was a result of lower demand for our rigs by customers, which we believe was due to low natural gas prices in early 1999.

     Drilling Expenses. Drilling expenses decreased by $3.8 million, or 10%, to $35.0 million for the year ended December 31, 1999, compared to $38.7 million for the year ended December 31, 1998. This decrease was due to the overall decreased level of drilling activity. Drilling expenses on a per day basis, however, increased due to fixed costs being spread over fewer days worked.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.5 million, or 37%, to $5.6 million for the year ended December 31, 1999, compared to $4.1 million for the year ended December 31, 1998. This increase was due to increased payroll costs associated with the addition of new management, the relocation of our headquarters, bad debt expense and increased legal fees.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased by $1.1 million, or 52%, to $3.2 million for the year ended December 31, 1999, compared to $2.1 million for the year ended December 31, 1998. This increase was due to our rig purchases throughout the year.

     Interest Expense. Interest expense increased by approximately $700,000, or 350%, to approximately $900,000 for the year ended December 31, 1999, compared to approximately $200,000 for the year ended December 31, 1998. This increase was attributable to additional debt incurred in the purchase of six rigs during 1999.

     Other Expenses. Other expenses of approximately $600,000 for the year ended December 31, 1999, compared to other income of approximately $100,000 for the year ended December 31, 1998, were associated with a write-down of certain support equipment and the write-off of leasehold improvements at our previous headquarters.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal requirement for capital, in addition to the funding of ongoing contract drilling operations, has been for acquiring and refurbishing our rig fleet. Our principal source of liquidity has been equity contributions. Borrowings under our loan agreement with Fleet Capital Corporation and net cash provided by operating activities also have contributed to our liquidity.

  Operating Activities

          For the quarter ended March 31, 2001, cash provided by operating activities was approximately $200,000, compared to cash used in operating activities of approximately $700,000 for the quarter ended March 31, 2000. The increase in cash provided by operating activities in the first quarter of 2001 as compared to the first quarter of 2000 was due to improved operating results. Cash used in operating activities in the year ended December 31, 2000 was approximately $400,000, compared to cash provided by operating activities in 1999 of approximately $400,000. The increase in cash used in operations in 2000 compared to 1999 was primarily the result of increased working capital requirements to support higher levels of revenue. Cash provided by operations in 1999 was primarily the result of improved working capital management, including collection of a large past due receivable. For the year ended December 31, 1998, cash used in operations was $1.1 million due to an increase in working capital.

  Investing Activities

     Net cash used in investing activities was $1.0 million for the quarter ended March 31, 2001 and $1.3 million for the quarter ended March 31, 2000. Net cash used in investing activities in the years ended December 31, 2000, 1999 and 1998 was $9.0 million, $9.5 million and $17.6 million, respectively. The primary use of cash in all of these periods was for the purchase and refurbishment of drilling rigs and related equipment.

  Financing Activities

     Net cash provided by financing activities was approximately $600,000 for the quarter ended March 31, 2001 and $1.6 million for the quarter ended March 31, 2000. Net cash provided by financing activities in the first quarter of 2001 consisted of a cash equity contribution of $3.0 million, offset primarily by repayment of $2.4 million of debt. For the comparable period in 2000, net cash provided by financing activities consisted primarily of net borrowings under our loan agreement with Fleet. For the year ended December 31, 2000, net cash provided by financing activities was $9.2 million, including net borrowings under our loan agreement with Fleet totaling $2.5 million and cash equity contributions totaling $7.0 million. We used approximately $300,000 to repay capitalized leases. For the year ended December 31, 1999, net cash provided by financing activities was $9.2 million, including net borrowings under our loan agreement totaling $8.0 million and cash equity contributions totaling $6.0 million. We used $4.8 million to repay a previously existing bank facility. For the year ended December 31, 1998, net cash provided by financing activities was $17.7 million, including net borrowings under our line of credit totaling $4.4 million and cash equity contributions totaling $13.3 million.

  Credit Facility

     On March 5, 1999, we entered into a Loan and Security Agreement with Fleet, which provided for a term loan of $8.0 million and a revolving loan, based upon eligible trade receivables, of up to $9.5 million. Amounts outstanding under the term loan bear interest at Fleet's prime rate plus 1.5% (or LIBOR plus 3.5%). The term loan was used primarily to purchase rigs and related equipment. Amounts outstanding under the revolving loan bear interest at Fleet's prime rate plus 1.0% (or LIBOR plus 3.0%) and mature in March 2002. To date, the revolving loan has been used for working capital requirements. We intend to use a portion of the proceeds of this offering to repay the term loan and the revolving loan in full and to terminate the Loan and Security Agreement. The repayment of these loans will result in a charge to operations in the first period subsequent to repayment in the amount of $175,000 as a result of an early payment penalty. We expect to establish a replacement credit facility in the near future.

  Capital Expenditures

     If current industry conditions continue, we expect our maintenance capital expenditure budget for 2002 to be approximately $4.0 million. We have made, and we expect we will be required to make, significant capital expenditures each year to keep our drilling rigs operational and to comply with environmental and other legal requirements. We will continue to review possible opportunities for the purchase of additional rigs. While we have no agreements to purchase additional businesses or equipment, other than those described in this prospectus, suitable opportunities may arise in the future. We cannot predict the timing or success of any purchase effort, the size of the associated potential capital commitments or if funding will be available to us on satisfactory terms.

  Capital Resources

     We believe that the proceeds from this offering and cash flow from operations, together with our anticipated new revolving credit facility, will be sufficient to fund our 2001 rig refurbishment program and to meet our other anticipated capital requirements for 2001.

  Inflation and Changing Prices

     Contract drilling revenues do not closely track changes in the general inflation level, but rather are affected to a greater extent by the level of activity in the oil and natural gas industry, the supply of equipment and the number of competing companies. Capital and operating costs are influenced to a larger extent by specific price changes in the oil and natural gas industry and to a lesser extent by changes in the general inflation level.

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

                                    BUSINESS

OUR COMPANY

     We are the largest provider of contract land drilling services in the Appalachian Basin and one of the largest contractors operating in the Uintah Basin of northeastern Utah and western Colorado. We also recently entered the market in eastern Canada. Although we were formed in 1997 with the acquisition of 12 drilling rigs and related equipment, our predecessors have been providing land drilling services in the Appalachian Basin, under the name "Union Drilling," since 1950. Since our formation, we have completed 13 purchases for 37 additional rigs, including 31 from other drilling contractors in the Appalachian Basin.

     Our rig fleet consists of 49 land drilling rigs, of which 40 are actively marketed and nine are stacked. We currently market 33 rigs in the Appalachian Basin, which we believe is approximately half of the actively marketed conventional rigs in this region. Furthermore, we believe that we operate most of the rigs capable of drilling for newly discovered deep natural gas formations in this region. Currently, we operate five rigs in the Uintah Basin and the Piceance Basin in eastern Utah and western Colorado, and two rigs in eastern Canada.

     Our rigs are mechanical, truck-mounted or portable, equipped for fluid and air drilling and are capable of year-round operations. These configurations give us the ability to drill virtually all types of wells drilled in our markets. Due to the geologic characteristics in our markets, most of the wells drilled in these areas utilize pneumatic or "air" drilling technologies, a form of underbalanced drilling. We believe that underbalanced drilling provides advantages over traditional drilling techniques when drilling through hard rock formations. These advantages include improved drilling penetration rates, limited amount of fluids lost into the formation and minimized formation damage. We believe that we have drilled more wells using air drilling techniques than any other U.S. contractor.

OUR COMPETITIVE STRENGTHS

     - Market Leader in the Appalachian Basin. We have become the largest drilling contractor in the Appalachian Basin, primarily through the purchase of rigs from our competitors. With 33 rigs marketed in the Appalachian Basin, we are more than twice as large as our nearest competitor, which markets 15 rigs. No other contractor markets more than six rigs in this region.

     - Deep Drilling Capability. We believe that the Trenton-Black River play will continue to drive the drilling of deeper wells using larger rigs and technologically more advanced methods. We believe that our equipment, technology, experience and safety record position us better than our competitors to take advantage of this opportunity.

     - High Barriers to Entry in the Appalachian Basin. We believe that suitable drilling equipment and experienced crews capable of working with deep, over-pressured reservoirs in the Appalachian Basin are in short supply. Moreover, because of the incremental costs necessary to achieve a justifiable scale and the unwillingness of operators to incur sizeable mobilization costs, we believe a significant investment would be required for a major competitor to enter this market.

     - Experienced Management Team. Our Chief Executive Officer pioneered efforts in development of the Trenton-Black River formation while he was Chief Executive Officer of Columbia Natural Resources. In addition, our Chairman has over 30 years of experience in nearly all phases of natural gas operations in our markets and members of our board of directors have extensive experience in the contract drilling segment of the oil and gas industry.

     - High Quality Equipment. Since 1997, we have upgraded and refurbished substantially all of our active drilling rigs and related equipment. Consequently, we believe that our equipment is in good condition and is well-suited to meet the needs of our customers.

OUR STRATEGY

     We believe that the expansion of drilling activity by the producers in our markets will require a larger, better capitalized, more technologically advanced drilling contractor that can provide efficient, high-quality services with proper safety and environmental procedures.

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

     The key elements of our strategy are to:

     - Capitalize on and strengthen our core market-leading position, the capability of our equipment, the experience and skill of our personnel, and our reputation for efficiency, safety and environmentally sound practices;

     - Grow through strategic acquisitions in our core markets, as well as attractive new markets, such as eastern Canada, where our technology and experience in underbalanced drilling techniques may provide us with competitive advantages;

     - Increase our rig utilization and revenue stability through term contracts, alliances with major operators and incentives for customers to drill in winter months, when our utilization has historically been lower; and

     - Control operating costs and maintain capital spending discipline.

INDUSTRY OVERVIEW

     Our business depends on the level of drilling activity by utilities and oil and gas exploration and production companies. The number of wells they choose to drill is strongly influenced by past trends in oil and gas prices, current prices, and the outlook for future oil and gas prices.

  North American Natural Gas Situation

     According to the National Petroleum Council, the demand for natural gas is expected to grow at an average rate of 2.3% per year through 2010. The projected increases in gas consumption are expected to result from higher demand across residential, industrial and commercial sectors, as well as from the increasing use of gas as a source of fuel for electric power generation in the United States. We believe that drilling activity has the potential to grow faster than the demand for gas, due to the decreasing size of current gas reserves and increasing depletion rates of recent natural gas discoveries, which implies that more exploration and production wells will need to be developed to maintain a given level of supply. Furthermore, the recent availability of long-term hedging and multi-year gas futures contracts that provide more predictable revenues have encouraged operators to expand their exploration and production activities.

     As a result of its use in power generation, we believe natural gas is becoming less prone to the seasonal price swings associated with winter heating. Construction of new power plants is on the rise because of deregulation and increased demand. Primarily due to the efficiency of natural gas in generating power and its status as one of the cleanest burning fossil fuels, it is becoming the preferred fuel for power generation. According to the National Petroleum Council, approximately 98% of all new power plants under development are expected to be gas fired. As a result of numerous natural gas fired power plants that are currently in the planning and construction phases, the Energy Information Administration's Annual Energy Outlook 2001 forecasts that natural gas consumption for electric power generation will more than double between 1998 and 2010.

  North American Land Drilling Market

     We believe that, after more than 15 years of overcapacity, supply and demand conditions for the land drilling market in North America are coming into balance. Only a few rigs dedicated to deeper drilling in U.S. markets have been built since 1982, and the number of operable rigs has declined through scrapping, neglect and cannibalization. These factors combined with a sustained improvement in oil and natural gas prices have the potential to permit substantial increases in drilling rates. In order to accelerate this trend, certain large industry players have dismantled many of their older rigs rather than allow them to be sold into the hands of their competitors. Furthermore, there has been significant consolidation within the industry.

     According to Baker Hughes, the domestic land rig count climbed to 1,111 rigs at July 27, 2001, an increase of approximately 180% from the April 1999 low of 393. Approximately 80% of these rigs are employed in natural gas exploration and production. As a result of increased utilization and smaller excess capacity, dayrates for drilling services have increased in most U.S. drilling markets to record levels, in some cases more than doubling in the last six months. Operators have been subject to long waiting times for rigs in major markets in the United States.

  Appalachian Basin

     The Appalachian Basin is one of the largest hydrocarbon producing regions in North America, covering approximately 72,000 square miles in the states of Kentucky, New York, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia. The Appalachian Basin has experienced a significant increase in drilling activity over the last 12 months. This increased drilling activity is evidenced by the rising number of drilling permits filed, number of rigs being utilized, and oil and gas acreage acquired. For example, 128 deep well permits were filed in West Virginia in the first six months of this year, compared to 100 for all of 2000 and only 50 for all of 1999.

     Extensive geophysical analysis in the mid-1990s by some of the most experienced operators in the region (principally Columbia Natural Resources) guided the exploration of deeper horizons that had previously only been incidentally contacted. Most notable of these deeper horizons is a middle-Ordovician formation referred to as the Trenton-Black River formation. Initial discoveries in Steuben County, New York, in 1996 were followed by successful confirmation wells, and the exploratory prospect became a development play. At depths of approximately 9,600 feet, operators found porosity and permeability ratings for this heavily fractured dolomitic limestone formation that were several times those commonly encountered in the shallow, "tight" sands formations. Through the end of 2000, over 50 wells have been drilled in southwest New York by six operators targeting this formation.

     Recognition of the Trenton-Black River formation spread throughout the industry when Columbia Natural Resources successfully drilled discovery wells in Roane County, West Virginia, in 1998. The initial well incurred large open flow rates under significantly over-pressured conditions at approximately 10,600 feet. Drilling of subsequent confirmation wells has spurred interest throughout central West Virginia, and operators throughout the Appalachian Basin are now reevaluating their acreage to determine if greater reservoirs lie beneath the shallow production zones already developed.

     Subsequent discoveries announced by companies such as CGAS in Ashtabula County, Ohio, and Pennsylvania General Energy and Fairman Drilling in southern New York in 2000 have further heightened interest in exploration of the deeper horizons. The exploration success has caused operators to increase their expectations of Appalachian Basin prospects. This has translated into expanded demand for larger scale transportable rigs, as nine operators have announced their intentions to continue both exploring and developing the Trenton-Black River formation. We believe we are better positioned than our competitors to supply the drilling hardware and services needed to meet this demand. We have 13 rigs capable of drilling in the Trenton-Black River formation, and experienced personnel capable of working with the large, over-pressured reservoirs that are typically found there. Columbia Natural Resources used our rigs and crews exclusively on all of its Trenton-Black River discoveries through 2000.

  Uintah Basin and Piceance Basin

     Drilling activity in the Uintah Basin of eastern Utah has historically been driven by the development of the black wax oil fields. The term black wax oil comes from a very low API gravity and high paraffin content, which gives the oil a black color and makes it viscous and non-pourable at low temperatures. Black wax oil is very low in sulphur and has a high BTU content, which makes it an attractive feed stock for a catalytic cracking process to make heating oil, gasoline and diesel fuel. Black wax oil must be produced, transported and refined through facilities specifically designed to handle it. There are currently four refineries in the United States that are capable of handling black wax crude oil, all in the Salt Lake City, Utah, area.

     Our history drilling black wax oil wells in Utah dates back to 1993, when our predecessor first established operations in Utah. Union Drilling took the first portable drilling rigs and percussion air drilling technology to the Uintah Basin, and quickly developed a sizable market share. We have been the largest single provider of black wax drilling services in the Uintah Basin, with a market share of approximately 70%.

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

     We have expanded the scope of our services beyond black wax oil drilling, and currently have five rigs operating in the Uintah Basin of eastern Utah and the Piceance Basin of western Colorado, primarily targeting natural gas for the West Coast market.

  Canada

     We have targeted eastern Canada as an attractive market for our drilling services and one where we believe our technology and equipment will give us advantages over other operators in this market. Recent onshore gas discoveries by Corridor Resources and others have demonstrated the potential of eastern Canada as an increasingly important natural gas producing region. We recently completed the acquisition of the two largest rigs operating in eastern Canada and plan to deploy both of these rigs, as well as additional rigs from our fleet, in the Canadian Maritime Provinces.

OUR RIG FLEET

     We own 49 drilling rigs, of which 40 are actively marketed. A land drilling rig of the general type we operate consists of engines, drawworks, mast, pumps, blowout preventers, drill pipe, air drilling and percussion packages consisting of compressors and boosters, and related equipment. The size and type of rig utilized depends, among other factors, upon well depth and site conditions. An active maintenance and replacement program during the life of a drilling rig permits upgrading of components on an individual basis. Over the life of a typical rig, due to the normal wear and tear of operating up to 24 hours a day, several of the major components, such as engines, air compressors, boosters and drill pipe, are replaced or rebuilt on a periodic basis as required. Other components, such as the substructure, mast and drawworks, can be utilized for extended periods of time with proper maintenance. We consider our drilling rigs to be well-maintained and capable of performing contracts undertaken competitively within the industry.

     We also own various vehicles and other ancillary equipment used in the operation of our rigs. This equipment consists of bulldozers, trucks and other support equipment.

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

     The following table describes the 49 drilling rigs currently owned by us:

         YEAR                      RATED                    HOOKLOAD
RIG NO.  BUILT      DRAWWORKS      DEPTH    HORSEPOWER   CAPACITY (LBS)    STATUS
-------  -----   ----------------  ------   ----------   --------------   --------
1        1975    Ideco H35          6,500       350         212,000       Marketed
2        1973    Ideco H37          8,000       400         224,000       Marketed
3        1968    Ideco H44         10,000       450         268,000       Marketed
4        1980    Ideco H37          8,000       350         224,000       Marketed
5        1981    Mountain Rig 550   8,000       550         240,000       Marketed
6        1977    Skytop 518X       10,500       400         275,000       Marketed
7        1979    Franks 550        10,500       425         300,000       Marketed
8        1963    Ideco H35          6,500       350         180,000       Marketed
9        1974    Franks 550         9,000       425         250,000       Stacked
10       1979    Ideco H37          8,000       400         212,000       Marketed
11       1965    Cardwell 200       5,000       350         150,000       Marketed
14       1981    Cardwell KB 250   10,500       425         300,000       Marketed
15       1982    Ideco H37          8,000       400         215,000       Marketed
16       1979    Franks 550T        9,000       475         250,000       Marketed
17       1976    Franks 550T        9,000       475         250,000       Marketed
18       1981    Ideco H37          8,000       350         224,000       Marketed
19       1977    Skytop 650        10,000       450         275,000       Marketed
20       1982    Ideco H37          8,000       350         224,000       Marketed
21       1982    Cooper LTO 750    12,000       750         368,000       Marketed
22       1980    Wilson 42          6,500       450         250,000       Stacked
23       1979    Wilson 42          8,000       450         300,000       Stacked
24       1981    Wilson 42          8,000       450         300,000       Marketed
25       1978    Wilson 42          8,000       450         300,000       Marketed
26       1965    Wilson 42          8,000       450         300,000       Stacked
27       1981    Wilson 42         10,500       450         300,000       Marketed
28       1977    Wilson 65          8,000       450         300,000       Stacked
29       1960    Wilson 38          8,000       400         250,000       Stacked
30       1979    Wilson 42          8,500       450         330,000       Stacked
31       1982    Ideco H37          8,000       400         224,000       Marketed
32       1982    Skytop 650        10,500       475         275,000       Marketed
33       1978    Ideco H37          8,000       400         224,000       Marketed
34       1979    Wilson 42          8,000       450         300,000       Marketed
35       1979    Wilson 42          8,500       450         300,000       Marketed
36       1980    Wilson 42          8,500       450         300,000       Marketed
37       1982    Wilson 42          8,500       450         250,000       Marketed
38       1981    Wilson 75         12,000       900         354,000       Marketed
39       1999    IR -- RD20         6,000       500         120,000       Marketed
40       1976    Ideco H44         10,500       700         268,000       Marketed
41       1978    Ideco H-35         6,500       400         212,000       Marketed
42       1981    Kremco K600        8,000       450         231,000       Marketed
43       1976    Ideco H-44        12,000       700         358,000       Stacked
44       1985    Skytop 4610       10,500       450         275,000       Marketed
45       1984    Skytop 4610       10,500       450         275,000       Marketed
46       1982    Skytop 4610       10,500       450         275,000       Marketed
47       1981    Wilson 95         12,000       900         344,000       Marketed
48       1982    Cooper LTO 750    12,000       750         360,000       Stacked
49       1978    Brewster -- 75    15,000     1,200         750,000       Marketed
50       1982    Brewster N-46     14,000     1,200         500,000       Marketed
51       1978    Cabot 750         12,000       750         300,000       Marketed

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

TYPES OF DRILLING CONTRACTS

     Our contracts for drilling oil and natural gas wells are obtained either through competitive bidding or as a result of negotiations with customers. Our oil and natural gas drilling contracts provide for compensation on a "daywork" or "footage" basis. In the year ended December 31, 2000, approximately 55% of our revenues were derived from footage contracts. The work currently conducted by our Uintah office is primarily daywork with some footage contracts. Most of the wells drilled by our Northern and Southern Appalachian offices are drilled pursuant to footage contracts, although more daywork contracts are becoming available. Most of the wells drilled by our Central Appalachian office are drilled pursuant to daywork contracts.

  Daywork Contracts

     Under daywork contracts, we provide a drilling rig with required personnel to the operator, who supervises the drilling of the well. We are paid based on a negotiated fixed rate per day while the rig is utilized. The rates for our services depend on market and competitive conditions, the nature of the operations to be performed, the duration of the work, the equipment and services to be provided, the geographic area involved and other variables. Lower rates may be paid when the rig is in transit, or when drilling operations are interrupted or restricted by conditions beyond our control. In addition, daywork contracts typically provide for a lump sum fee for the mobilization and demobilization of the drilling rig. Daywork drilling contracts generally specify the type of equipment to be used, the size of the hole and the depth of the well. Under a daywork drilling contract, the customer bears a large portion of out-of-pocket costs of drilling and we generally do not bear any part of the usual capital risks associated with oil and natural gas exploration.

  Footage Contracts

     Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We pay more of the out-of-pocket costs associated with footage contracts compared to daywork contracts. We provide technical expertise and engineering services, as well as most of the equipment required for the well, and are compensated when the contract terms have been satisfied. Many of our footage contracts now provide for conversion to daywork rates under certain specified unexpected conditions.

     Our operating margins under footage contracts are generally larger than under daywork contracts. However, our risks under footage contracts are substantially greater than under daywork contracts because we assume more of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including risk of blowout, loss of hole, lost or damaged drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel.

CUSTOMERS AND MARKETING

     We market our oil and natural gas drilling rigs primarily on a regional basis. Once we have been placed on the "bid list" for a particular operator, we will normally be given the opportunity to bid on all future wells for that operator on an area basis. Repeat business from previous customers accounts for a substantial portion of our business.

     Our customers include utilities and independent oil and natural gas producers. In addition, five of our drilling rigs are currently being used by the coal mining industry in southwestern Pennsylvania and northern West Virginia to plug wells that are in the path of long wall mining operations. In the year ended December 31, 2000, the three largest customers for our contract drilling services were Columbia Natural Resources, Equitable Resources and Great Lakes Energy Partners, which accounted for approximately 19%, 11% and 8%, respectively, of our total revenues.

     In the past, we have entered into informal, nonbinding commitments with many of our customers to provide drilling rigs for future periods of as long as one year at agreed upon rates plus fuel, mobilization and standby charges, if applicable, and escalation provisions. Due to anticipated rig demand, we are not

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

currently committing to fixed rates for periods of greater than three months, with some exceptions. Although neither we nor our customers are legally required to honor these commitments, it is our policy to satisfy them.

COMPETITION

     The contract oil and natural gas drilling business is highly competitive and, in recent years, has suffered from a substantial oversupply of rigs. Companies generally compete on the basis of price, workforce experience, equipment suitability and availability, reputation, expertise and financial capability. While competition is primarily on a regional basis, rigs can be moved from one region to another in response to changes in levels of drilling activity, subject to crew availability and mobilization expenses. Our ability to obtain drilling contracts is dependent primarily on the level of domestic oil and natural gas exploration and development activity, as well as our ability to acquire and retain qualified personnel. Our ability to continue to generate business in the future will depend, in part, on our ability to adapt to new technological developments and drilling techniques as they become available. A number of our competitors outside the Appalachian Basin have substantially greater financial resources than us.

SEASONALITY

     Our operations are conducted in areas subject to extreme weather conditions, and often in difficult terrain. During certain parts of the year, primarily in the winter and the spring, our operations are often hindered because of cold, snow or muddy conditions. Certain state, provincial and local governments impose restrictions on the movement of our equipment during parts of the year when the roads are susceptible to damage from the movement of heavy equipment. These restrictions are known as "frost laws." Our operations are also limited from time to time by the practical difficulty of operating in certain weather conditions.

     In the southern Appalachian Basin, our operations are limited primarily by winter weather in the fourth quarter and the first quarter. In the northern Appalachian Basin, our operations are limited primarily by the frost laws, primarily in the first quarter and the second quarter.

FACILITIES

     Our headquarters are in Bridgeville, Pennsylvania, which is in the Pittsburgh area. We lease approximately 5,960 square feet of office space for our principal executive offices, at a cost of $7,944 per month. Our oil and natural gas contract drilling and well workover operations are conducted from four field offices.

     Our Northern Appalachian office is in Punxsutawney, Pennsylvania, and provides oil and natural gas contract drilling services to the northern region of the Appalachian Basin. The northern region of the Appalachian Basin includes the states of Ohio, New York and the northern half of Pennsylvania. All of the Northern Appalachian office's nine rigs have rated depth capacities of at least 8,000 feet, and one is rated at 10,000 feet. The office is located in a facility that includes approximately 39,600 square feet of warehouse space, 25,000 square feet of office space and yard space, which we lease for $4,551 per month.

     Our Central Appalachian office is in Buckhannon, West Virginia, and provides oil and natural gas contract drilling services to the entire state of West Virginia, as well as southern Pennsylvania, Maryland and New York, and oversees our Canadian operations. This office also serves federally regulated natural gas storage customers and the coal mining industry, with a group of rigs specifically equipped for these two specialty markets. All but three of the Central Appalachian office's 17 rigs have rated depth capacities of at least 8,000 feet. Nine of its rigs are rated at 10,000 feet or deeper. We own approximately 36 acres of land in Buckhannon, on which we have 4,900 square feet of office space and 32,400 square feet of warehouse space.

     Our Southern Appalachian office is in Norton, Virginia, and provides contract drilling services to the natural gas industry in the southern region of the Appalachian Basin. This office's primary areas of operation include southwestern Virginia, eastern Kentucky, southern West Virginia and the entire state of

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

Tennessee. Six of the nine rigs operated out of our Southern Appalachian office carry depth ratings of 8,000 feet. The three remaining rigs are rated at 6,000 feet, 6,500 feet and 10,500 feet, respectively. We lease a facility in Norton that includes approximately 36,000 square feet of warehouse space, 4,940 square feet of office space and yard space, at a cost of $3,700 per month.

     Our Utah office is in Vernal, Utah, and provides oil and natural gas contract drilling services primarily in the state of Utah, but also occasionally conducts operations in Colorado. All of the Utah office's five rigs have rated depth capacities of at least 9,000 feet, and three are rated at 10,000 feet or deeper. We lease a facility in Vernal that includes approximately 2,500 square feet of warehouse space, at a cost of $510 per month.

     We consider all of our facilities to be in good operating condition and adequate for their present uses.

EMPLOYEES

     As of March 31, 2001, we had 573 employees, of which 59 were salaried and 514 were employed on an hourly basis. We are not a party to any collective bargaining agreement. We believe that our relationship with our employees is satisfactory.

OPERATING HAZARDS AND INSURANCE

     Our operations are subject to many hazards inherent in the land drilling business, including, for example, blowouts, craterings, fires, explosions, loss of well control, poisonous gas emissions, loss of hole, damaged or lost drill strings, and damage or loss from inclement weather. These hazards could cause personal injury or death, serious damage to or destruction of property and equipment, suspension of drilling operations, or substantial damage to the environment, including damage to producing formations and surrounding areas. Generally, we seek to obtain indemnification from our customers by contract for some of these risks. To the extent not transferred to customers by contract, we seek protection against some of these risks through insurance, including property casualty insurance on our rigs and drilling equipment, commercial general liability and commercial contract indemnity, commercial umbrella and workers' compensation insurance.

     Our insurance coverage for property damage to our rigs and drilling equipment is based on our estimate of the cost of comparable used equipment to replace the insured property. There is a deductible of $50,000 per occurrence on rigs and $5,000 per occurrence on equipment.

     Our third party liability insurance coverage under the general liability policy is $1 million per occurrence, with a self-insured retention of $5,000 per occurrence. The commercial umbrella policy coverage is $20 million per occurrence, with a self-insured retention of $25,000 per occurrence. We believe that we are adequately insured for liability and property damage to others with respect to our operations. However, such insurance may not be sufficient to protect us against liability for all consequences of well disasters, extensive fire damage or damage to the environment.

     We maintain worker's compensation insurance in all states in which we operate. The states of West Virginia and Ohio are exclusive with regard to this coverage. We pay premiums to those states directly based upon the payroll related to our employees living in those states. In all other states, we maintain a $100,000 deductible for each accident, with a $1.5 million aggregate limit to our exposure in the current policy year, which expires in November 2001.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

  General

     Our operations are affected from time to time and in varying degrees by political developments and federal, state and local environmental, health and safety laws and regulations. In particular, oil and natural gas production, operations and economics are or have been affected by price controls, taxes and other laws relating to the oil and natural gas industry, by changes in such laws and by changes in administrative regulations. Although significant capital expenditures may be required to comply with such laws and regulations, to date, such compliance costs have not had a material adverse effect on our earnings or competitive position. In addition, our operations are vulnerable to risks arising from the numerous laws and

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

regulations governing the discharge of materials into the environment or otherwise relating to environmental protection.

  Environmental Regulation

     Our activities are subject to existing federal, state and local laws and regulations governing environmental quality, pollution control and the preservation of natural resources. These laws and regulations concern, among other things, air emissions, the containment, disposal and recycling of waste materials, and reporting of the storage, use or release of certain chemicals or hazardous substances. Numerous federal and state environmental laws regulate drilling activities and impose liability for discharges of waste or spills, including those in coastal areas. We have conducted drilling activities in or near ecologically sensitive areas, such as wetlands and coastal environments, which are subject to additional regulatory requirements. State and federal legislation also provide special protections to animal and aquatic life that could be affected by our activities. In general, under various applicable environmental programs, we may potentially be subject to regulatory enforcement action in the form of injunctions, cease and desist orders and administrative, civil and criminal penalties for violations of environmental laws. We may also be subject to liability for natural resource damages and other civil claims arising out of a pollution event.

     Except for the handling of solid wastes directly generated from the operation and maintenance of our drilling rigs, such as waste oils and wash water, it is our practice to require our customers to contractually assume responsibility for compliance with environmental regulations. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of that person. These laws and regulations may expose us to liability for the conduct of or conditions caused by others, or for our own acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements or adoption of new requirements could have a material adverse effect on us.

     Environmental regulations that affect our customers also have an indirect impact on us. Increasingly stringent environmental regulation of the oil and natural gas industry has led to higher drilling costs and a more difficult and lengthy well permitting process.

     The primary environmental statutory and regulatory programs that affect our operations include the following:

     Oil Pollution Act and Clean Water Act. The Oil Pollution Act of 1990, or OPA, amends several provisions of the federal Water Pollution Control Act of 1972, which is commonly referred to as the Clean Water Act, or CWA, and other statutes as they pertain to the prevention of and response to spills or discharges of hazardous substances or oil into navigable waters. Under the OPA, a person owning or operating a facility or equipment (including land drilling equipment) from which there is a discharge or threat of a discharge of oil into or upon navigable waters and adjoining shorelines is liable, regardless of fault, as a "responsible party" for removal costs and damages. Federal law imposes strict, joint and several liability on facility owners for containment and clean-up costs and some other damages, including natural resource damages, arising from a spill. The U.S. Environmental Protection Agency, or EPA, is also authorized to seek preliminary and permanent injunctive relief, civil or administrative fines or penalties and, in some cases, criminal penalties and fines. State laws governing the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. In the event that a discharge occurs at a well site at which we are conducting drilling operations, we may be exposed to claims under the CWA or similar state laws.

     Some of our operations are also subject to EPA regulations that require the preparation and implementation of spill prevention control and countermeasure, or SPCC, plans to address the possible discharge of oil into navigable waters. Where so required, we have SPCC plans in place.

     Superfund. The Comprehensive Environmental Response, Compensation, and Liability Act, as amended, also known as CERCLA or the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include (i) the current owner and operator of a facility from which hazardous substances are released, (ii) owners and operators of a facility at the time any hazardous substances were disposed, (iii) generators of hazardous substances who arranged for the disposal or treatment at or transportation to such facility of hazardous substances and (iv) transporters of hazardous substances to disposal or treatment facilities selected by them. We may be responsible under CERCLA for all or part of the costs to clean up sites at which hazardous substances have been released. To date, however, we have not been named a potentially responsible party under CERCLA or any similar state Superfund laws.

     Hazardous Waste Disposal. Our operations involve the generation or handling of materials that may be classified as hazardous waste and subject to the federal Resource Conservation and Recovery Act and comparable state statutes. The EPA and various state agencies have limited the disposal options for some hazardous and nonhazardous wastes and is considering the adoption of stricter handling and disposal standards for nonhazardous wastes.

     We believe that our operations are in material compliance with applicable environmental laws and regulations.

  Health and Safety Matters

     Our facilities and operations are also governed by laws and regulations, including the federal Occupational Safety and Health Act, or OSHA, relating to worker health and workplace safety. As an example, the Occupational Safety and Health Administration has issued the Hazard Communication Standard, or HCS, requiring employers to identify the chemical hazards at their facilities and to educate employees about these hazards. HCS applies to all private-sector employers, including the oil and natural gas exploration and producing industry. HCS requires that employers assess their chemical hazards, obtain and maintain written descriptions of these hazards, develop a hazard communication program and train employees to work safely with the chemicals on site. Failure to comply with the requirements of the standard may result in administrative, civil and criminal penalties. We believe that appropriate precautions are taken to protect employees and others from harmful exposure to materials handled and managed at our facilities and that we operate in substantial compliance with all OSHA regulations.

LEGAL PROCEEDINGS

     We are involved in litigation from time to time in the ordinary course of our business. We are not a party in any commercial litigation other than collection actions instituted by us, but have been involved in several workers' compensation claims. We do not believe that any litigation in which we are currently involved, individually or in the aggregate, is material to our financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding our directors and executive officers:

NAME                                     AGE                 POSITION WITH THE COMPANY
----                                     ---                 -------------------------
W. Henry Harmon........................  46    President, Chief Executive Officer and Director
Christopher D. Strong..................  42    Vice President and Chief Financial Officer
J. Michael Poole.......................  41    Vice President-Business Development
Dan E. Steigerwald.....................  60    Controller
Thomas H. O'Neill, Jr..................  59    Chairman of the Board (non-executive) and Treasurer
William R. Ziegler.....................  59    Vice Chairman of the Board (non-executive)
Howard I. Hoffen.......................  38    Director
Gregory D. Myers.......................  30    Director
John J. Moon...........................  33    Director

     W. HENRY HARMON became our President and Chief Executive Officer and a director when he joined Union on December 1, 2000. From February 1996 through November 2000, he served as President and Chief Executive Officer of Columbia Natural Resources, an oil and natural gas exploration and production company and a wholly owned subsidiary of NISource, a public utility. From 1986 through January 1996, Mr. Harmon served as Columbia Natural Resources' Chief Financial Officer. He is a director of the Federal Reserve Bank of Richmond, and holds responsible positions with numerous industry and community associations. Mr. Harmon received a B.S. from West Virginia University Institute of Technology, an M.S. degree in Management from The American College and a Ph.D. in Economics from The Union Institute in Cincinnati. He is a Certified Public Accountant and a Certified Management Accountant.

     Mr. Harmon is also the sole shareholder and CEO of Triana Energy, LLC, a private company that was formed in January 2001 for the purpose of pursuing energy related investments in the Appalachian Basin. Triana Energy is staffed by officers and professionals who conduct its daily activities while Mr. Harmon devotes his primary attention to Union.

     CHRISTOPHER D. STRONG joined Union in May 1999 as Vice President and Chief Financial Officer. He has over ten years experience in the oil and natural gas industry. From 1994 until he joined Union, he served in various capacities at Hvide Marine, a marine oilfield service company, including for the last three years of his tenure there as Vice President-Finance and Treasurer. From 1990 through 1994, Mr. Strong was Treasurer of Port Everglades, a seaport with one of the largest non-refinery petroleum tank farms in the country. He is a graduate of Vassar College, and received an M.A. from the University of Pennsylvania and an M.B.A. in finance from the Wharton School in 1986. Prior to his graduate studies, Mr. Strong served as an officer in the US Navy.

     J. MICHAEL POOLE joined Union in October 1997 and has served in various executive capacities; he currently serves as our Vice President-Business Development. He has over 20 years of experience in the oil and natural gas industry, including over 10 years of executive management experience with contract drilling and exploration and production companies. Prior to the acquisition of the business by Union, Mr. Poole had served as Vice President and General Manager of the Union Drilling division of Equitable Resources since February 1997. From March 1996 to February 1997, he served as Onshore Operations Manager at The Houston Exploration Company, an oil and natural gas exploration company listed on the New York Stock Exchange. From 1988 to February 1996, he served as General Manager at Fuel Resources, a Brooklyn Union Gas Company subsidiary.

     DAN E. STEIGERWALD joined Union as our Controller in January 2000. He has over 25 years of financial experience, including over 15 years in the oil and natural gas industry. He was Vice President and Chief Financial Officer of Omega Environmental, a Seattle-based environmental/construction company, from

1994 to March 1997. He also worked from 1981 to 1994 at Smith International, a worldwide supplier of oilfield products and services. During his fifteen years with Smith, he served in various financial capacities, including Vice President, Chief Financial Officer and Controller from 1989 to 1992. Mr. Steigerwald is a C.P.A. He received a Bachelor's degree from Pennsylvania State University in 1964 and an M.B.A. from The Amos Tuck School of Business Administration at Dartmouth College in 1970.

     THOMAS H. O'NEILL, JR. has served as the Chairman of the Board of Union since our organization in October 1997. He also served as Chief Executive Officer from October 1997 to December 2000. From December 1995 to September 2000, Mr. O'Neill served as the Chairman and Chief Executive Officer of Somerset Oil & Gas, Inc. (and its predecessor), an exploration and production company that was an affiliate of Union until September 2000. He has over 28 years of domestic and international experience in the field of petroleum exploration and financing. Mr. O'Neill served on Governor Cuomo's Advisory Board for Oil, Gas and Solution Mining for the State of New York from 1981 to 1986, served on the New York State Banking Board from 1994 to 1997, and was recently appointed by Governor Pataki to the New York State Dormitory Authority Board, where he serves as Vice Chairman. He is a director of several private companies. Mr. O'Neill is a graduate of Canisius College, Buffalo, New York.

     WILLIAM R. ZIEGLER has been Vice Chairman of the Board (non-executive) of Union since our organization in October 1997. He has served as counsel to the law firm of Satterlee Stephens Burke & Burke LLP, New York, New York, since January 2001. Previously, Mr. Ziegler was a partner of Satterlee Stephens Burke & Burke LLP from September 1999 through December 2000. He was a partner of Parson & Brown LLP from May 1994 through August 1999, and, prior to that time, was a partner of Whitman Breed Abbott & Morgan and a predecessor law firm, Whitman & Ransom, all New York law firms. He has practiced corporate, banking and securities law since 1968. He is the Chairman of the Board (non-executive) of Geokinetics, a seismic and geophysical company traded on the OTC Bulletin Board, a director of Flotek Industries, an oil services equipment supplier traded on the OTC Bulletin Board, and Vice Chairman of Grey Wolf of Houston, Texas, an American Stock Exchange-listed international drilling company with operations on the U.S. Gulf Coast. Mr. Ziegler is a graduate of Amherst College and received a law degree from the University of Virginia and an M.B.A. from Columbia University.

     HOWARD I. HOFFEN has been a director of Union since December 1997. Mr. Hoffen is currently the Chairman and Chief Executive Officer of Morgan Stanley Private Equity, and has been a Managing Director of Morgan Stanley & Co. Incorporated since 1997. He joined Morgan Stanley & Co. Incorporated in 1985 and Morgan Stanley Private Equity in 1986. Mr. Hoffen also serves as a director on the boards of Allegiance Telecom, Inc., Catalytica Energy Systems, Inc., Choice One Communications, Inc. and several private companies. Mr. Hoffen has a B.S. from Columbia University and an M.B.A. from the Harvard Business School.

     GREGORY D. MYERS has been a director of Union since May 1999. Mr. Myers has been a Vice President of Morgan Stanley Private Equity and Morgan Stanley & Co. Incorporated since December 2000. He joined Morgan Stanley Private Equity and Morgan Stanley & Co. Incorporated in September 1998. Prior to that time, he was an Associate at Lazard Freres & Co. in New York from September 1997. He has a B.S. from the University of Pennsylvania and an M.B.A. from the Harvard Business School.

     JOHN J. MOON has served as a director of Union since April 2001. Mr. Moon has been an Executive Director of Morgan Stanley Private Equity and Morgan Stanley & Co. Incorporated since 1999. Mr. Moon joined Morgan Stanley Private Equity and Morgan Stanley & Co. Incorporated as a Vice President in July 1998. Prior to that time, he was an investment banker with Goldman, Sachs & Co. in New York from 1994. Mr. Moon is also currently an adjunct professor of finance at Columbia Business School. He sits on the boards of several private companies. Mr. Moon has an A.B. in Economics from Harvard College and an A.M. and Ph.D. in Business Economics from Harvard University.

BOARD OF DIRECTORS

  Board Composition

     The board is currently composed of six directors. We intend, prior to the completion of this offering, to elect two additional independent directors to the board. Starting at our first annual stockholders' meeting after the completion of this offering, directors will be elected for three-year terms at the annual meetings of stockholders, on a staggered basis.

  Board Committees

     Prior to the completion of this offering, we intend to establish two standing committees of the board of directors: a Compensation Committee and an Audit Committee. The Compensation Committee will recommend to the board the base salaries and incentive bonuses for the officers of Union and will be charged with administering our Amended and Restated 2000 Stock Option Plan. The Audit Committee will be comprised of independent directors and will review the functions of management and our independent auditors pertaining to our financial statements and perform such other related duties and functions as are deemed appropriate by the Audit Committee or the board. We do not intend to establish a standing nominating committee or other committee performing similar functions.

  Director Compensation

     Our directors are not currently entitled to compensation for serving on the board or on any committee thereof. However, directors are entitled to reimbursement for their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board or committees thereof. We may provide for compensation for outside directors in the future.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation paid to each of our most highly compensated executive officers for the years ended December 31, 1998, 1999 and 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                     COMPENSATION
                                                            ANNUAL COMPENSATION      COMMON STOCK
NAME AND                                                  -----------------------     UNDERLYING
PRINCIPAL POSITION                                YEAR    SALARY ($)    BONUS ($)    OPTIONS (#)
------------------                                ----    ----------    ---------    ------------
W. Henry Harmon.................................  2000       5,696          N/A        200,470
  President and CEO(1)                            1999         N/A          N/A            N/A
                                                  1998         N/A          N/A            N/A
Christopher D. Strong...........................  2000     130,769       15,000            N/A
  Vice President and Chief Financial Officer(2)   1999      72,916          N/A         50,505(3)
                                                  1998         N/A          N/A            N/A
J. Michael Poole................................  2000     108,077       15,000            N/A
  Vice President --Business Development           1999     100,000          N/A            N/A
                                                  1998     100,000          N/A            N/A

---------------
(1) Mr. Harmon joined Union in December 2000. His annual salary in 2000 was $250,000. Thomas H. O'Neill, Jr. served as Chairman and Chief Executive Officer prior to December 2000, but did not receive any compensation.

(2) Mr. Strong joined Union in June 1999. His annual salary in 1999 was $125,000. In September 2000, Mr. Strong was granted 300 units of Truncheon Investors, L.L.C., a member of Union Drilling Company LLC, the sole stockholder of Union, which vest in equal installments over four years. Truncheon Investors, L.L.C. is entitled to a share of any gain to Union Drilling Company LLC upon a sale by Union Drilling Company LLC of common stock of Union in excess of a specified return to cash investors. If the common stock of Union owned by Union Drilling Company
    LLC had been sold on December 31, 2000 for $          million (based upon
    the midpoint of the range of anticipated per share initial public offering prices), and assuming that his units were fully vested, Mr. Strong would
    have been entitled to $          . If Union Drilling Company LLC distributes
    to its members the common stock of Union that it owns, Mr. Strong would be entitled to a share of that common stock equal in value to his share of any proceeds of a sale of the common stock if it had been sold rather than distributed. Mr. Strong has no control over the timing or character of any such sale or distribution.

(3) Mr. Strong's options were granted prior to the adoption of our Amended and Restated 2000 Stock Option Plan, pursuant to a separate plan and agreement the terms of which are substantially similar to those of our Amended and Restated 2000 Stock Option Plan.

STOCK OPTIONS

     The following table sets forth information concerning stock options granted during the year ended December 31, 2000 to each of our most highly compensated executive officers named in the Summary Compensation Table. In addition, in accordance with the rules of the Securities and Exchange Commission, the table shows the hypothetical gains for such options based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term.

                                               OPTION GRANTS IN LAST
                                           FISCAL YEAR INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                          ----------------------------------------------------------------      VALUE AT ASSUMED
                                                 % OF TOTAL                                   ANNUAL RATES OF STOCK
                               NUMBER OF          OPTIONS                                    PRICE APPRECIATION FOR
                           SHARES OF COMMON      GRANTED TO                                      OPTION TERM(1)
                           STOCK UNDERLYING     EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   -----------------------
NAME                      OPTIONS GRANTED (#)   FISCAL YEAR      ($/SHARE)         DATE        5% ($)      10% ($)
----                      -------------------   ------------   --------------   ----------   ----------   ----------
W. Henry Harmon.........        200,470             85.5%           8.58           2010      1,081,719    2,741,289
Christopher D.
  Strong(2).............            N/A              N/A             N/A            N/A            N/A          N/A
J. Michael Poole........            N/A              N/A             N/A            N/A            N/A          N/A

---------------
(1) The "potential realizable value" shown will be achieved only if the options have been held for the full ten years and the stock price has appreciated at the assumed rate. For the named executive officers, the value is calculated from the option price per share of options granted in fiscal year 2000. Potential realizable value is listed for illustration purposes only. The values disclosed are not intended to be and should not be interpreted as representations or projections of future value of our stock or of the stock price.

(2) In September 2000, Mr. Strong was granted 300 units of Truncheon Investors, L.L.C., a member of Union Drilling Company LLC, the sole stockholder of Union. We refer you to Note 2 to the Summary Compensation Table above.

     No options to acquire our common stock were exercised in 2000. The following table sets forth information concerning stock options held by our most highly compensated executive officers named in the Summary Compensation Table as of December 31, 2000.

                                                    NUMBER OF SHARES OF                 VALUE OF
                                                       COMMON STOCK                   UNEXERCISED
                                                  UNDERLYING UNEXERCISED              IN-THE-MONEY
                                                        OPTIONS AT                     OPTIONS AT
                                                     DECEMBER 31, 2000             DECEMBER 31, 2000
NAME                                             EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE(1)
----                                             -------------------------    ----------------------------
W. Henry Harmon................................        N/A / 200,470                    N/A / $
Christopher D. Strong(2)(3)....................        12,626/37,879                     $ / $
J. Michael Poole(4)............................             N/A                           N/A

---------------
(1) Based on the difference between $     per share (the midpoint of the range
    of anticipated initial public offering prices) and the per share exercise price.

(2) In September 2000, Mr. Strong was granted 300 units of Truncheon Investors, L.L.C., a member of Union Drilling Company LLC, the sole stockholder of Union. We refer you to Note 2 to the Summary Compensation Table above.

(3) Mr. Strong's options were granted prior to the adoption of our Amended and Restated 2000 Stock Option Plan, pursuant to a separate plan and agreement the terms of which are substantially similar to those of our Amended and Restated 2000 Stock Option Plan.

(4) In December 1997, Mr. Poole was granted 750 units of Truncheon Investors, L.L.C. We refer you to Note 2 above. If the common stock of Union owned by Union Drilling Company LLC had been sold on December 31, 2000 for
    $          million (based upon the midpoint of the range of anticipated per share initial public offering prices), and assuming that his units were
    fully vested, Mr. Poole would have been entitled to $          in respect of
    those units. If Union Drilling Company LLC distributes to its members the common stock of Union that it owns, Mr. Poole would be entitled to a share of that common stock equal in value to his share of any proceeds of a sale of the common stock if it had been sold rather than distributed. Mr. Poole has no control over the timing or character of any such sale or distribution.

AMENDED AND RESTATED 2000 STOCK OPTION PLAN

     The description set forth below represents a summary of the principal terms and conditions of our Amended and Restated 2000 Stock Option Plan, or the 2000 Plan, and does not purport to be complete. The description is qualified in its entirety by reference to the 2000 Plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

  General

     Purpose. We adopted the 2000 Plan on December 1, 2000 for the purposes of strengthening our ability to attract, motivate and retain directors, officers and employees of superior capability and encouraging our valued directors, officers and employees to continue to exert their best efforts on behalf of our company. To accomplish these purposes, the 2000 Plan provides terms upon which certain eligible directors, officers and employees may be granted stock options.

     Administration. The 2000 Plan is administered by our board of directors or by any committee (including, without limitation, any compensation committee of the board) as may be appointed by the board for the purpose of granting options or otherwise administering the 2000 Plan. Subject to the terms of the 2000 Plan, the board or relevant committee has the ability to:

     - determine, among other things, which directors, officers and employees are eligible to receive options, and the time or times at which options are granted;

     - determine the number of shares of common stock that will be subject to each option, and the terms and provisions of each option, provided that the aggregate number of shares of common stock for which options are granted to any one participant in any one calendar year shall not exceed 250,000;

     - interpret and construe the 2000 Plan and agreements thereunder; and

     - make all other determinations necessary for the 2000 Plan's administration.

     Shares Subject to the 2000 Plan. Presently, an aggregate of 400,000 shares of common stock (subject to certain adjustments) may be issued pursuant to options under the 2000 Plan. At the discretion of the board, the shares of common stock delivered under the 2000 Plan may be made available from authorized but unissued shares, treasury shares, or previously issued but reacquired shares (or through a combination thereof).

     Eligibility and Participation. Any employee, officer or director of Union who, in the judgment of the board, is responsible for or contributes to the growth or profitability of the business is eligible to receive options under the 2000 Plan.

  Options

     Options are rights to purchase a specified number of shares of common stock at a specified price. An option granted pursuant to the 2000 Plan may consist of either an incentive stock option that complies with the requirements of section 422 of the Internal Revenue Code or a non-qualified stock option that does not comply with the requirements of section 422 of the Code. Incentive stock options may not be granted to any employee who owns or would own immediately after the grant of such incentive stock option, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of Union (unless at the time of such grant, the incentive stock option exercise price is at least 110% of fair market value of the common stock on the date of grant and such option is not exercisable after the expiration of five years from the date of grant). The exercise price for an option, including an incentive stock option or a non-qualified stock option, must be at least equal to fair market value of the common stock on the date of grant and the term of such option cannot be greater than 10 years. In addition, no option that is an incentive stock option may be granted after the expiration of 10 years from the effective date of the 2000 Plan and the aggregate fair market value (determined as of the date an option is granted) of common stock for which incentive stock options granted to any optionee under the 2000 Plan that may first become exercisable in any calendar year shall not exceed $100,000. In general, the exercise price of an option is payable at the time of exercise either in cash or in common stock already owned by the optionee, or a combination of cash and common stock, or in such other consideration acceptable to the board (including, to the extent permitted by applicable law, the relinquishment of a portion of the option) as the board deems appropriate, having a total fair market value equal to the purchase price. Subject to the foregoing, the exercise price and other terms and conditions relating to each option are determined by the board at the time of grant.

     Each option granted under the 2000 Plan shall be evidenced by a written option agreement or by a notice to the recipient of the grant of such option (hereinafter, an "option agreement"), in either case in a form approved by the board. Each option granted under the 2000 Plan shall be subject to the express terms and conditions, if any, required under the 2000 Plan or as required by the board for the form of option granted and such other terms and conditions as the board may specify, including vesting requirements. For instance, an option agreement may provide that (1) no part of an option may be exercised by an optionee until such optionee shall have (A) remained in the employ of Union for a specified period as the board may specify, if any, after the date on which the option is granted, or (B) achieved such performance or other criteria, as the board may specify, if any, and/or (2) an option shall become exercisable in installments.

  Additional Provisions of the 2000 Plan

     Expiration of Options and Effects of Employment Separation. Except to the extent that the board provides otherwise in an option agreement, options (whether or not vested) granted to an employee expire immediately or are forfeited by the recipient upon termination of such recipient's employment with Union or its subsidiaries for any reason other than death, disability, retirement or involuntary termination without cause. Most, if not all, of the option agreements provide that vested options are not forfeited if the recipient is terminated for reasons other than with cause. Upon death or retirement resulting in the cessation of an employee's employment with Union or its subsidiaries, or in the event of termination of employment by Union without cause, any vested but unexercised options generally terminate on the date that is three months after the date of death, retirement or such involuntary termination (unless it expires by its terms on an earlier date). Upon Total Disability (as defined in the 2000 Plan) resulting in the cessation of an employee's employment with Union or its subsidiaries, any vested but unexercised options generally terminate on the date that is twelve months after the date of termination of employment due to Total Disability (unless it expires by its terms on an earlier date).

     Adjustment Provisions. The 2000 Plan provides that if the outstanding shares of common stock of Union are increased, decreased or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed with respect to such shares of common stock or other securities, through merger, consolidation, sale of all or substantially all of the property of Union, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other distribution with respect to such shares of common stock or other securities, an appropriate and proportionate adjustment shall be made in the maximum number and kind of shares subject to the 2000 Plan, the number and kind of shares or other securities subject to the outstanding options, and the price for each share or other unit of any other securities subject to outstanding options. In addition, the board, in its sole discretion at the time of grant of an option or otherwise may, in an option agreement or otherwise, provide that, with an optionee's consent, upon the occurrence of certain events, including a change of control of Union (as determined by the board), any outstanding options not theretofore exercisable shall immediately become exercisable in their entirety and that any such option may be purchased by Union for cash at a price to be determined by the board.

     Transfer of Options. No option granted under the 2000 Plan shall be transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order. During the lifetime of the optionee, an option shall be exercisable only by him or her. Notwithstanding the foregoing, the board or the committee, in its discretion, may allow for transferability of non-qualified stock options by an optionee to immediate family members, provided that such transfer of options is not for value (within the meaning of the General Instructions to Form S-8 of the Securities and Exchange Commission). The right of any optionee or other person to any option or common stock under the 2000 Plan may not be assigned, transferred, pledged or encumbered, except as provided in the 2000 Plan or as may otherwise be required by law.

     Amendment and Termination of the 2000 Plan. The board may, at any time and for any reason, amend or terminate the 2000 Plan, provided that, no amendment or termination shall retroactively impair the rights of any person with respect to an option.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     Certain of our directors and executive officers are beneficial owners of shares of common stock. We refer you to "Principal Stockholders."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the year ended December 31, 2000, we had no compensation committee or other committee of the board performing similar functions and none of our executive officers participated in deliberations of the board concerning executive officer compensation. Decisions concerning compensation of executive officers during 2000 were made by the board as a whole, and all directors were nonemployee directors at the time of such decisions.

INDEMNIFICATION AGREEMENTS

     We intend to enter into indemnification agreements with our directors, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Under the terms of the indemnification agreements, we will be required to indemnify the indemnitees against specified liabilities arising out of their services for us. The indemnification agreements will require us to indemnify each indemnitee to the fullest extent permitted by law and to advance certain expenses incurred by an indemnitee. The indemnification agreements will provide limitations on the indemnitees' rights to indemnification in certain circumstances.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of June 30, 2001, the ownership of our common stock held by (1) each person who owns of record or who is known by us to own beneficially more than 5% of such common stock, (2) each of our executive officers and directors, and (3) all of our officers and directors as a group. As of such date, we had 5,000,000 shares of common stock issued and outstanding. The number of shares and the percentage of class beneficially owned by the persons named in the table and by all executive officers and directors as a group is presented in accordance with Rule 13d-3 of the Exchange Act and includes, in addition to shares actually issued and outstanding, unissued shares that are subject to issuance upon exercise of options and/or warrants within 60 days of June 30, 2001.

                                                          AMOUNT AND               PERCENT OWNED
                                                            NATURE            -----------------------
                                                         OF BENEFICIAL        BEFORE THE    AFTER THE
OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS           OWNERSHIP(1)          OFFERING     OFFERING
----------------------------------------------           -------------        ----------    ---------
Union Drilling Company LLC.............................    5,000,000            100%             %
  50 Fountain Plaza
  Buffalo, New York 14202
Morgan Stanley Private Equity Entities.................    5,000,000(2)         100%             %
  1221 Avenue of the Americas
  New York, New York 10020
W. Henry Harmon........................................       50,117(3)            *            *
Christopher D. Strong..................................       25,253(4)            *            *
J. Michael Poole.......................................           --(5)           --(5)        --(5)
Thomas H. O'Neill, Jr..................................    5,000,000(2)(6)      100%             %
  50 Fountain Plaza
  Buffalo, New York 14202
William R. Ziegler.....................................    5,000,000(2)(7)      100%             %
  230 Park Avenue
  New York, New York 10169
Steven A. Webster......................................           --(8)           --(8)        --(8)
Howard I. Hoffen.......................................    5,000,000(2)         100%             %
Gregory D. Myers.......................................    5,000,000(2)         100%             %
John J. Moon...........................................    5,000,000(2)         100%             %
Somerset Capital Partners..............................           --(9)           --(9)        --(9)
  50 Fountain Plaza
  Buffalo, New York 14202
All officers and directors as a group (9 persons)......    5,075,370(2)(10)     100%             %

---------------
  *   Less than 1%.

 (1) The persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them subject to community property laws where applicable and the information contained in this table and these notes.

 (2) Includes all shares owned by Union Drilling Company LLC. A majority of the ownership interests in Union Drilling Company LLC are owned by Morgan Stanley Capital Partners III, L.P. and related private equity funds (collectively, the "Funds"). MSCP III, LLC is the general partner of each of the Funds. The corporate managing member of MSCP III, LLC is Morgan Stanley Capital Partners III, Inc., a wholly owned subsidiary of Morgan Stanley & Co. Incorporated. Union Drilling Company LLC is controlled by a board of representatives the members of which are Messrs. O'Neill, Ziegler, Hoffen, Myers and Moon. Mr. O'Neill is also the Chairman and Chief Executive Officer of Union Drilling Company LLC. The Funds, through their representatives Messrs. Hoffen, Myers and Moon, control a majority of the voting rights on the board of representatives. If the common stock of Union owned by Union Drilling Company LLC had been distributed on December 31, 2000 and the value of those shares had been determined to be

      $          million (based upon the midpoint of the range of anticipated per share initial public offering prices), the Funds would have been
      entitled to          shares of common stock. If only those shares had been
      included above, the Funds' beneficial ownership before this offering would
      have been      % and their ownership after this offering would have been
           %. The address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York 10036. Mr. Hoffen, Mr. Myers and Mr. Moon disclaim beneficial ownership of the shares owned by Union Drilling Company LLC, a majority of the ownership interests of which are owned by the Funds, except to the extent of such person's direct pecuniary interest.

 (3) Consists of 50,117 shares issuable pursuant to options to purchase common stock exercisable within 60 days of June 30, 2001. Does not include 150,353 shares issuable pursuant to options to purchase common stock not exercisable until more than 60 days after June 30, 2001.

 (4) Consists of 25,253 shares issuable pursuant to options to purchase common stock exercisable within 60 days of June 30, 2001. Does not include 25,252 shares issuable pursuant to options to purchase common stock not exercisable until after that period. Does not include any shares to which Mr. Strong may be entitled by virtue of his interest in Truncheon Investors, L.L.C. In September 2000, Mr. Strong was granted 300 units of Truncheon Investors, L.L.C., a member of Union Drilling Company LLC, the sole stockholder of Union, which vest in equal installments over four years. If Union Drilling Company LLC were to distribute the common stock of Union that it owns to the members of Union Drilling Company LLC, Truncheon Investors, L.L.C. would be entitled to a share of that common stock, based upon the value of the common stock distributed and the date of distribution. If the common stock of Union owned by Union Drilling Company LLC had been distributed on December 31, 2000 and the value of
      those shares had been determined to be $          million (based upon the
      midpoint of the range of anticipated per share initial public offering prices), and assuming that his units were fully vested, Mr. Strong would
      have been entitled to          shares of common stock. If those shares had
      been included above, Mr. Strong's beneficial ownership before this
      offering would have been      %. Mr. Strong has no control over the timing
      of any such distribution or over whether any such distribution is made.

 (5) Does not include any shares to which Mr. Poole may be entitled by virtue of his interest in Union Drilling Company LLC or Truncheon Investors, L.L.C. Mr. Poole has direct and indirect interests in Union Drilling Company LLC. In addition, in December 1997, Mr. Poole was granted 750 units of Truncheon Investors, L.L.C., which vest in equal installments over four years. We refer you to Note 4 above. If the common stock of Union owned by Union Drilling Company LLC had been distributed on December 31, 2000 and the value of those shares had been determined to be
      $       million (based upon the midpoint of the range of anticipated per share initial public offering prices), and assuming that his units in Truncheon Investors, L.L.C. were fully vested, Mr. Poole would have been
      entitled to          shares of common stock. If those shares had been
      included above, Mr. Poole's beneficial ownership before this offering
      would have been      %. Mr. Poole has no control over the timing of any
      such distribution or over whether any such distribution is made.

 (6) However, Mr. O'Neill's pecuniary interest in these shares is limited to the shares to which he may be entitled by virtue of his interest in Union Drilling Company LLC, including an interest in Truncheon Investors, L.L.C., which he holds through Somerset Capital Partners. We refer you to
      Note 4 above regarding Truncheon and Note 9 below regarding Somerset Capital Partners. If the common stock of Union owned by Union Drilling Company LLC had been distributed on December 31, 2000 and the value of
      those shares had been determined to be $          million (based upon the
      midpoint of the range of anticipated per share initial public offering
      prices), Mr. O'Neill would have been entitled to          shares of common
      stock. Mr. O'Neill's wife also has an interest in Union Drilling Company LLC and would have been entitled to shares of common stock. Mr. O'Neill disclaims beneficial ownership in the shares owned by his wife. If only those shares had been included above, Mr. O'Neill's beneficial ownership
      before this offering would have been        % and his ownership after this
      offering would have been        %.

 (7) However, Mr. Ziegler's pecuniary interest in these shares is limited to the shares to which he may be entitled by virtue of his interest in Union Drilling Company LLC, including an interest in Truncheon Investors, L.L.C., which he holds through Somerset Capital Partners. We refer you to
      Note 4 above regarding Truncheon and Note 9 below regarding Somerset Capital Partners. If the common stock of Union owned by Union Drilling Company LLC had been distributed on December 31, 2000 and the value of
      those shares had been determined to be $          million (based upon the
      midpoint of the range of anticipated per share initial public offering
      prices), Mr. Ziegler would have been entitled to        shares of common
      stock. If only those shares had been included above, Mr. Ziegler's
      beneficial ownership before this offering would have been        % and his
      ownership after this offering would have been        %.

 (8) Does not include shares to which Mr. Webster may be entitled by virtue of his interest in Union Drilling Company LLC, including an interest in Truncheon Investors, L.L.C., which he holds through Somerset Capital Partners. We refer you to Note 4 above regarding Truncheon and Note 9 below regarding Somerset Capital Partners. If the common stock of Union owned by Union Drilling Company LLC had been distributed on December 31, 2000 and the value of those shares had been determined to be $
      million (based upon the midpoint of the range of anticipated per share initial public offering prices), Mr. Webster would have been entitled to shares of common stock. If those shares had been included above, Mr. Webster's beneficial ownership before this offering would have been
           % and his ownership after this offering would have been      %. Mr.
      Webster has no control over the timing of any such distribution or over whether any such distribution is made.

 (9) Does not include shares to which Somerset Capital Partners may be entitled by virtue of its interest in Union Drilling Company LLC, including an interest in Truncheon Investors, L.L.C. We refer you to Note 4 above regarding Truncheon. Somerset Capital Partners is a general partnership, the partners of which are Messrs. O'Neill, Ziegler and Webster. All of the interests of Messrs. O'Neill, Ziegler and Webster in Union are held through Somerset Capital Partners. If the common stock of Union owned by Union Drilling Company LLC had been distributed on December 31, 2000 and
      the value of those shares had been determined to be $       million (based
      upon the midpoint of the range of anticipated per share initial public offering prices), Somerset Capital Partners would have been entitled
      to          shares of common stock. If those shares had been included
      above, Somerset Capital Partners' beneficial ownership before this
      offering would have been      % and its ownership after this offering
      would have been      %. Somerset Capital Partners has no control over the
      timing of any such distribution or over whether any such distribution is made.

(10) Includes an aggregate of 75,370 shares issuable pursuant to options to purchase common stock granted to officers that are either presently exercisable or that become exercisable within 60 days of June 30, 2001. We refer you to Notes 3 and 4 above.

                           RELATED PARTY TRANSACTIONS

     The following discussion identifies certain of our relationships and related transactions in which any of our directors or executive officers, any person known to us to own of record or beneficially over 5% of our common stock, or any member of the immediate family of any such persons had, or has, a direct or indirect material interest.

INVESTOR RIGHTS AGREEMENT

     Union, its sole stockholder, Union Drilling Company LLC, Morgan Stanley Capital Partners III, L.P. and Somerset Capital Partners intend to enter into an investor rights agreement covering shares of common stock owned by Union Drilling Company LLC.

     The investor rights agreement will provide, among other things, that, so long as Union Drilling Company LLC and its permitted transferees in the aggregate beneficially own more than five percent of the outstanding shares of common stock, it shall have the right to nominate a number of directors on the board that is proportional to its equity ownership.

     In addition, the investor rights agreement will provide that, at any time, Union Drilling Company LLC or its permitted transferees may require us to effect the registration under the Securities Act of the common stock, subject to certain limitations. The investor rights agreement will also provide certain "piggyback" registration rights to Union Drilling Company LLC or its permitted transferees whenever we propose to register an offering of any of our capital stock under the Securities Act, subject to certain exceptions, including pro rata reduction if, in the opinion of the managing underwriter of the offering, such a reduction is necessary to prevent a material adverse effect on the offering, including the offering price of all the securities proposed to be offered.

     The investor rights agreement will contain customary provisions regarding the payment of registration expenses by us and regarding mutual indemnification agreements between us and Union Drilling Company LLC or its permitted transferees for certain securities law violations.

     The foregoing summary of the principal provisions of the investor rights agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the investor rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

OTHER RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

     Before joining Union as its President and Chief Executive Officer on December 1, 2000, W. Henry Harmon served as President and Chief Executive Officer of Columbia Natural Resources, an oil and natural gas exploration and production company for which we provide drilling services. During 2000, we drilled 44 wells for Columbia Natural Resources, generating revenues for us of $9.7 million.

     William R. Ziegler, a Director of Union, is of counsel to the law firm of Satterlee Stephens Burke & Burke LLP, which has acted as legal counsel to Union.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of Union consists of 50,000,000 shares of common stock, par value $0.01 per share, and 100,000 shares of preferred stock,
par value $0.01 per share. Upon the consummation of this offering,        shares
of common stock (       shares if the underwriters' over-allotment option is
exercised in full) and no shares of preferred stock will be outstanding. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

  Voting Rights

     All shares of common stock issued in this offering will be fully paid and nonassessable. As of June 30, 2001, there were 5,000,000 shares of common stock outstanding, all held of record by Union Drilling Company LLC. The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The common stock does not have cumulative voting rights in the election of directors.

  Dividends and Other Rights

     Subject to the rights of the holders of any class of our capital stock having any preference or priority over the common stock, the holders of common stock are entitled to dividends in such amounts as may be declared by the board of directors from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any of our assets remaining after payment in full of all creditors and provision for any liquidation preferences on any outstanding preferred stock ranking prior to the common stock. Shares of common stock have no preemptive rights, conversion rights, redemption rights or sinking fund provisions. The common stock is not subject to redemption.

PREFERRED STOCK

     Our certificate of incorporation authorizes the board of directors, subject to limitations prescribed by law, to provide for the issuance of up to 100,000 shares of preferred stock in one or more series. The board is authorized to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series, and any qualifications, limitations or restrictions thereof.

     We believe that the ability of the board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise from time to time. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the board may determine not to seek stockholder approval.

     Although the board has no intention at the present time of doing so, it could issue a series of preferred stock that may, depending on the terms of such series, hinder, delay or prevent the completion of a merger, tender offer or other takeover attempt. Among other things, the board could issue a series of preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS THAT MAY HAVE ANTI-TAKEOVER EFFECTS

     The board consists of directors who are divided into three classes and who are elected for three-year staggered terms at successive annual meetings of stockholders. Stockholders may remove a director with or without cause by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock of Union. In general, the board, not the stockholders, has the right to appoint persons to fill vacancies on the board.

  Meetings of Stockholders

     Our certificate of incorporation provides that stockholders may act only at annual or special meetings of stockholders and not by written consent, unless the action has been previously authorized by a majority of the entire board, and that special meetings of stockholders may be called only by a majority of the entire board or by holders of at least 66 2/3% of the outstanding voting stock of Union.

     Our bylaws provide that the only business (including election of directors) that may be considered at an annual meeting of stockholders, in addition to business proposed (or persons nominated to be directors) by the directors, is business proposed (or persons nominated to be directors) by stockholders who comply with the notice and disclosure requirements set forth in such bylaws, unless otherwise provided by law. In general, the bylaws require that a stockholder give us notice of proposed business or nominations no later than 90 days prior to the date one year from the date of the immediately preceding annual meeting of stockholders. In general, in addition to a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, the notice must also contain information about the stockholder proposing the business or nomination, his interest in the business, the number of shares of stock of Union owned by the stockholder, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitations.

  Amendment of the Certificate of Incorporation

     Our certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding voting stock is required to amend the provisions of the certificate of incorporation discussed above and certain other provisions, unless such amendment shall have been previously authorized by a majority of the entire board.

  Amendment of Bylaws

     Our certificate of incorporation and our bylaws provide that a majority of the entire board shall have the power, without the assent or vote of the stockholders, to adopt, amend or repeal the bylaws and that, except as otherwise expressly prescribed by law, the stockholders may not adopt, amend or repeal the bylaws, except by the affirmative vote of the holders of 66 2/3% or more of the outstanding voting stock.

RENOUNCEMENT OF BUSINESS OPPORTUNITIES

     Several of our directors and affiliates of Union Drilling Company LLC, our sole stockholder prior to this offering, have investments in other oilfield service companies that may compete with us, and they may invest in other similar companies in the future. Our certificate of incorporation provides that we renounce any interest in those business opportunities and that neither our directors nor their affiliates have any obligation to offer us those opportunities. These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least 66 2/3% of our outstanding common stock.

LIABILITY OF DIRECTORS; INDEMNIFICATION

     Our certificate of incorporation provides, as authorized by Section 102(b)(7) of the General Corporation Law of Delaware, or DGCL, that a director will not be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except that such provisions do not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, as it now exists or hereafter may be amended, or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation also provides that if the DGCL is amended after the date of filing of the certificate of incorporation to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director, in addition to the limitation on personal liability provided for already, shall be limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this provision in our certificate of incorporation by the stockholders will be effective prospective only, and will not adversely affect any limitation on the personal liability of a director existing at the time of such repeal or modification. Our stockholders may not amend, repeal or adopt any provision inconsistent with the limitation of liability provision set forth in our certificate of incorporation, except by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock.

     Our certificate of incorporation also provides for indemnification of directors to the fullest extent permitted by the DGCL. This indemnification may be available for liabilities arising in connection with this offering. Pursuant to our certificate of incorporation, we may indemnify our officers, employees and agents to the fullest extent permitted by the DGCL. Our bylaws obligate us, under some circumstances, to advance expenses to our directors and officers in defending an action, suit or proceeding for which indemnification may be sought. We have entered into indemnification agreements with our directors. We refer you to "Management -- Indemnification Agreements."

     Our certificate of incorporation and our bylaws also provide that we have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Union, or who is or was serving at our request as a director, officer, trustee, partner, employee or agent of one of our subsidiaries or of any other organization, against any liability asserted against that person or incurred by that person in any such capacity, whether or not we would have the power to indemnify such person against such liability under the DGCL.

DELAWARE TAKEOVER STATUTE

     Under the terms of our certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Section 203 of the DGCL, which is Delaware's anti-takeover law, in order to give our significant stockholders, including Union Drilling Company LLC, greater flexibility in transferring their shares of our common stock. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the transaction is approved in a specified manner or the interested stockholder acquires a specified higher percentage of the voting stock. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With the approval of our stockholders, we may amend our certificate of incorporation in the future to become governed by the anti-takeover law. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. By opting out of the Delaware anti-takeover law, a transferee of Union Drilling Company LLC could pursue a takeover transaction that was not approved by our board of directors.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company will be the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have        shares of common
stock outstanding (       shares if the underwriters' over-allotment option is
exercised in full). Additionally, as of June 30, 2001, options for the purchase of 348,975 shares of common stock had been granted to several of our employees. The exercise prices of these options are substantially lower than the anticipated initial public offering price of the common stock.

     Of the outstanding shares, the        shares of common stock (       shares
if the underwriters' over-allotment option is exercised in full) sold in this offering will be freely tradeable in the public market without restriction or limitation under the Securities Act, except for any shares purchased by an "affiliate" (as defined in the Securities Act) of Union. The shares of common stock that continue to be held by our existing sole stockholder after this offering will constitute "restricted shares" for purposes of Rule 144 under the Securities Act, and may not be sold by it other than in compliance with the registration requirements of the Securities Act or pursuant to an available exemption therefrom.

     In general, under Rule 144 as currently in effect, an "affiliate" of Union may sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of such class or (2) the average weekly trading volume on the Nasdaq National Market during the four calendar weeks preceding the date on which a notice of sale is filed with the Securities and Exchange Commission with respect to the proposed sale. Sales under Rule 144 are subject to restrictions relating to the manner of sale, notice and the availability of current public information about the issuer. A person who has not been an affiliate of Union at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years (including the holding period of any prior owner other than an affiliate), would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

     Union, its sole stockholder and its officers and directors have agreed that they will not offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. We refer you to "Underwriting." Following the expiration of the lock-up agreements with the underwriters, our existing stockholder, which will hold upon completion of this offering an aggregate of
approximately   % of the outstanding shares of common stock (  % if the
underwriters' over-allotment option is exercised in full), may sell such shares subject to the requirements of Rule 144 under the Securities Act or pursuant to the terms of the investor rights agreement. We refer you to "Certain Relationships and Related Transactions -- Investor Rights Agreement."

     In addition, we intend to file a registration statement on Form S-8 covering the issuance of shares of common stock pursuant to our Amended and Restated 2000 Stock Option Plan within 180 days after completion of this offering. Accordingly, shares of common stock issued pursuant to our Amended and Restated 2000 Stock Option Plan will be available for sale in the public market without restriction or limitation under the Securities Act, except for any shares held by an "affiliate" of Union.

     We cannot predict the effect that any future sales of shares of common stock, or the availability of such shares for sale, will have on the market price of the common stock from time to time. We believe that sales of substantial numbers of shares of common stock, or the perception that such sales could occur, would adversely affect prevailing market prices of the common stock and our ability to raise capital in the future through the sale of additional securities.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Bear, Stearns & Co. Inc. and McDonald Investments Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Bear, Stearns & Co. Inc. ...................................
McDonald Investments Inc. ..................................

                                                              --------
          Total.............................................
                                                              ========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to designated dealers at a price that
represents a concession not in excess of $          a share under the initial
public offering price. Any underwriter may allow, and such dealers may re-allow,
a concession not in excess of $          a share to other underwriters or to
other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of our common stock exercisable at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The following table shows the underwriters' discounts to be paid to the underwriters by us. Such amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                           PER SHARE                      TOTAL
                                                   --------------------------   --------------------------
                                                   WITHOUT OVER-   WITH OVER-   WITHOUT OVER-   WITH OVER-
                                                     ALLOTMENT     ALLOTMENT      ALLOTMENT     ALLOTMENT
                                                   -------------   ----------   -------------   ----------
Underwriting discounts payable by us.............

     We estimate that the total expenses of this offering, excluding
underwriting discounts, will be approximately $          .

     The representatives have informed us that the underwriters do not expect sales to discretionary accounts to exceed 5% of the shares of common stock being offered and, if made at all, no such sales shall be made without the prior specific written approval of the customer.

     We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "UDRL."

     We, along with our sole stockholder, our directors, executive officers and stock option holders, have agreed that, without the prior written consent of Bear, Stearns & Co. Inc. on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, or any securities convertible into or exercisable or exchangeable for common stock whether these shares or any such securities are then owned by the person or are thereafter acquired, directly from us; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in this paragraph do not apply to:

     - the sale of shares to the underwriters; or

     - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over allotment option. Naked short sales are any sales in excess of the underwriters' option to purchase additional shares from us. The underwriters must close out any naked short position by purchasing shares on the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely effect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     We and the underwriters have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, and to contribute to payments either of us may be required to make in respect thereof.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

     Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price for the shares of common stock offered by this prospectus was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were:

     - our record of operations, our current financial position and future prospects;

     - the experience of our management;

     - sales, earnings and certain of our other financial and operating information in recent periods; and

     - the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

     The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York. William R. Ziegler, a substantial investor and the Vice Chairman (non-executive) of Union, is of counsel to Satterlee Stephens Burke & Burke LLP. Edwin T. Markham, an investor and the Secretary of Union, is a partner of Satterlee Stephens Burke & Burke LLP. Another investor in Union is also of counsel to Satterlee Stephens Burke & Burke LLP. Certain legal matters in connection with the sale of the common stock offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

                                    EXPERTS

     The financial statements of Union as of December 31, 1999 and 2000, and for each of the three years ended December 31, 2000, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to the common stock and us, we refer you to the registration statement and the exhibits and schedules that were filed with the registration statement. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the Securities and Exchange Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance with the requirements of the Securities Exchange Act, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Balance Sheets as of December 31, 1999 and 2000 and March
  31, 2001 (Unaudited)......................................  F-3
Statements of Operations for the Years Ended December 31,
  1998, 1999 and 2000 and the Quarters Ended March 31, 2000
  and 2001 (Unaudited)......................................  F-4
Statements of Stockholder's Equity for the Years Ended
  December 31, 1998, 1999 and 2000 and the Quarters Ended
  March 31, 2000 and 2001 (Unaudited).......................  F-5
Statements of Cash Flows for the Years Ended December 31,
  1998, 1999 and 2000 and the Quarters Ended March 31, 2000
  and 2001 (Unaudited)......................................  F-6
Notes to Financial Statements...............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
  Union Drilling, Inc.:

     We have audited the accompanying balance sheets of Union Drilling, Inc. as of December 31, 1999 and 2000, and the related statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Drilling, Inc. as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
January 27, 2001

                              UNION DRILLING, INC.

                                 BALANCE SHEETS

                                                           DECEMBER 31,
                                                    ---------------------------
                                                       1999            2000        MARCH 31, 2001
                                                    -----------    ------------    --------------
                                                                                    (UNAUDITED)
ASSETS:
Current assets:
  Cash and cash equivalents.......................  $   392,152    $    166,802     $     15,839
  Accounts receivable (net of allowance for
     doubtful accounts of $439,700 and $289,374 at
     December 31, 1999 and 2000, respectively, and
     $294,809 at March 31, 2001)..................    6,477,702       8,731,851        8,774,096
  Inventories.....................................      822,984         780,507          723,094
  Prepaid expenses and deposits...................      415,315         464,452          648,965
                                                    -----------    ------------     ------------
Total current assets..............................    8,108,153      10,143,612       10,161,994
Property, buildings and equipment (net of
  accumulated depreciation of $5,344,649 and
  $9,601,331 at December 31, 1999 and 2000,
  respectively, and $10,857,790 at March 31,
  2001)...........................................   29,015,098      34,545,806       34,224,458
                                                    -----------    ------------     ------------
Total assets......................................  $37,123,251    $ 44,689,418     $ 44,386,452
                                                    ===========    ============     ============
LIABILITIES AND STOCKHOLDER'S EQUITY:
Current liabilities:
  Accounts payable................................  $ 4,296,269    $  5,331,964     $  5,187,260
  Line of credit..................................           --       3,576,986        1,589,472
  Current portion of long-term obligations........    1,249,748       1,516,779        1,521,583
  Accrued expenses and other liabilities..........    1,192,501       1,455,465        1,475,115
                                                    -----------    ------------     ------------
Total current liabilities.........................    6,738,518      11,881,194        9,773,430
Long-term obligations.............................    6,680,005       5,556,410        5,251,206
Capital lease obligations.........................      821,438       1,248,699        1,122,959
Advances from customers...........................      245,551         235,406          235,406
                                                    -----------    ------------     ------------
Total liabilities.................................   14,485,512      18,921,709       16,383,001
Stockholder's equity:
  Series A participating preferred stock, par
     value $.01 per share; authorized 5,000
     shares; issued and outstanding, 3,030 shares
     at December 31, 1999.........................           30              --               --
  Common stock, par value $.01 per share;
     authorized, 25,000,000 shares; issued and
     outstanding, 5,000,000 shares................       50,000          50,000           50,000
  Additional paid-in capital......................   30,249,970      37,250,000       40,250,000
  Retained earnings (deficit).....................   (7,662,261)    (11,532,291)     (12,296,549)
                                                    -----------    ------------     ------------
Total stockholder's equity........................   22,637,739      25,767,709       28,003,451
                                                    -----------    ------------     ------------
Total liabilities and stockholder's equity........  $37,123,251    $ 44,689,418     $ 44,386,452
                                                    ===========    ============     ============

                            See accompanying notes.

                              UNION DRILLING, INC.

                            STATEMENTS OF OPERATIONS

                                          YEAR ENDED DECEMBER 31,            QUARTER ENDED MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1998          1999          2000          2000          2001
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Revenues........................  $43,666,604   $38,560,297   $51,392,665   $10,003,198   $13,848,952
Operating expenses:
  Drilling operations...........   38,730,485    34,993,185    45,368,438     9,709,052    11,738,318
  Depreciation expense..........    2,076,471     3,158,012     4,541,749     1,011,851     1,304,937
  General and administrative
     expenses...................    4,093,763     5,639,311     4,434,892     1,034,460     1,340,714
                                  -----------   -----------   -----------   -----------   -----------
Total operating expenses........   44,900,719    43,790,508    54,345,079    11,755,363    14,383,969
                                  -----------   -----------   -----------   -----------   -----------
Operating (loss)................   (1,234,115)   (5,230,211)   (2,952,414)   (1,752,165)     (535,017)
Interest expense................     (195,456)     (925,417)   (1,144,017)     (291,693)     (251,995)
Gain (loss) on sale of assets...       79,158      (756,235)      107,474       (50,000)       20,819
Other income....................       44,053       195,605       118,927        44,267         1,935
                                  -----------   -----------   -----------   -----------   -----------
(Loss) before income taxes......   (1,306,360)   (6,716,258)   (3,870,030)   (2,049,591)     (764,258)
Income tax (benefit) expense....     (142,639)        2,760            --            --            --
                                  -----------   -----------   -----------   -----------   -----------
Net (loss)......................  $(1,163,721)  $(6,719,018)  $(3,870,030)  $(2,049,591)  $  (764,258)
                                  ===========   ===========   ===========   ===========   ===========
Net (loss) per common share,
  basic and diluted.............  $     (0.23)  $     (1.34)  $     (0.77)  $     (0.41)  $     (0.15)
                                  ===========   ===========   ===========   ===========   ===========
Shares used in computing per
  share amounts.................    5,000,000     5,000,000     5,000,000     5,000,000     5,000,000
                                  ===========   ===========   ===========   ===========   ===========

                            See accompanying notes.

                              UNION DRILLING, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                       SERIES A       ADDITIONAL      RETAINED
                                                                    PARTICIPATING       PAID-IN       EARNINGS
                                                COMMON STOCK       PREFERRED STOCK      CAPITAL      (DEFICIT)        TOTAL
                                             -------------------   ----------------   -----------   ------------   -----------
                                              SHARES        $      SHARES       $
                                             ---------   -------   -------    -----
Balance at January 1, 1998.................  5,000,000   $50,000    1,100     $ 11    $10,949,989   $    220,478   $11,220,478
  Additional contribution by Union Drilling
    Company LLC/issuance of preferred
    stock..................................         --        --    1,330       13     13,299,987             --    13,300,000
  Net loss.................................         --        --       --       --             --     (1,163,721)   (1,163,721)
                                             ---------   -------   ------     ----    -----------   ------------   -----------
Balance at December 31, 1998...............  5,000,000    50,000    2,430       24     24,249,976       (943,243)   23,356,757
  Additional contribution by Union Drilling
    Company LLC/issuance of preferred
    stock..................................         --        --      600        6      5,999,994             --     6,000,000
  Net loss.................................         --        --       --       --             --     (6,719,018)   (6,719,018)
                                             ---------   -------   ------     ----    -----------   ------------   -----------
Balance at December 31, 1999...............  5,000,000    50,000    3,030       30     30,249,970     (7,662,261)   22,637,739
  Additional contributed capital...........         --        --       --       --      7,000,000             --     7,000,000
  Cancellation of Series A participating
    preferred stock........................         --        --   (3,030)     (30)            30             --            --
  Net loss.................................         --        --       --       --             --     (3,870,030)   (3,870,030)
                                             ---------   -------   ------     ----    -----------   ------------   -----------
Balance at December 31, 2000...............  5,000,000    50,000       --       --     37,250,000    (11,532,291)   25,767,709
Additional contributed capital
  (unaudited)..............................         --        --       --       --      3,000,000             --     3,000,000
Net loss (unaudited).......................         --        --       --       --             --       (764,258)     (764,258)
                                             ---------   -------   ------     ----    -----------   ------------   -----------
Balance at March 31, 2001 (unaudited)......  5,000,000   $50,000       --     $ --    $40,250,000   $(12,296,549)  $28,003,451
                                             =========   =======   ======     ====    ===========   ============   ===========

                            See accompanying notes.

                              UNION DRILLING, INC.

                            STATEMENTS OF CASH FLOWS

                                                YEAR ENDED DECEMBER 31,               QUARTER ENDED MARCH 31,
                                       ------------------------------------------   ---------------------------
                                           1998           1999           2000           2000           2001
                                       ------------   ------------   ------------   ------------   ------------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES:
Net loss.............................  $ (1,163,721)  $ (6,719,018)  $ (3,870,030)  $ (2,049,591)  $   (764,258)
Adjustments to reconcile net loss to
  net cash (used in) provided by
  operating activities:
  Depreciation expense...............     2,076,471      3,158,012      4,541,749      1,011,851      1,304,937
  Other expense......................       130,000        320,000             --             --         30,000
  (Gain) loss on sale or disposal of
    fixed assets.....................       (79,158)       756,235       (107,474)        50,000        (20,819)
  Deferred income tax expense........       (99,300)            --             --             --             --
Changes in operating assets and
  liabilities:
  Accounts receivable................    (4,218,431)     2,034,907     (2,254,149)       534,910        (72,245)
  Other receivable...................       540,187             --             --             --             --
  Inventories........................      (247,212)        60,746         42,477         38,991         57,413
  Prepaid assets.....................      (509,113)       199,689        (49,137)      (277,648)      (184,513)
  Other assets.......................       160,000             --             --             --             --
  Accounts payable...................     1,803,201         55,663      1,035,695        (17,095)      (144,704)
  Accrued taxes......................        (3,306)       (40,033)            --             --             --
  Accrued expenses and other
    liabilities......................       559,853        310,595        262,964         48,449         19,650
  Advances from customers............            --        245,551        (10,145)       (10,145)            --
                                       ------------   ------------   ------------   ------------   ------------
Cash flow (used in) provided by
  operating activities...............    (1,050,529)       382,347       (408,050)      (670,278)       225,461
INVESTING ACTIVITIES:
Purchases of machinery and
  equipment..........................   (17,665,941)    (9,580,610)    (9,461,097)    (1,307,960)    (1,017,974)
Proceeds from sale of machinery and
  equipment..........................        41,173         68,075        490,241          3,960         55,204
                                       ------------   ------------   ------------   ------------   ------------
Cash flow (used in) investing
  activities.........................   (17,624,768)    (9,512,535)    (8,970,856)    (1,304,000)      (962,770)
FINANCING ACTIVITIES:
Borrowings on line of credit.........     6,480,542     36,726,815     61,035,593     13,127,086     14,979,536
Repayments on line of credit.........    (2,100,000)   (36,726,815)   (57,458,607)   (11,207,868)   (16,967,050)
Proceeds from term loan..............            --      8,000,000             --             --             --
Repayments on capital leases.........            --        (64,544)      (299,835)       (67,091)      (120,936)
Payments on term loan................            --     (4,772,294)    (1,123,595)      (253,410)      (305,204)
Proceeds from issuance of preferred
  stock and capital contributions....    13,300,000      6,000,000      7,000,000             --      3,000,000
                                       ------------   ------------   ------------   ------------   ------------
Cash flow provided by financing
  activities.........................    17,680,542      9,163,162      9,153,556      1,598,717        586,346
                                       ------------   ------------   ------------   ------------   ------------
Net (decrease) increase in cash......      (994,755)        32,974       (225,350)      (375,561)      (150,963)
Cash and cash equivalents at
  beginning of period................     1,353,933        359,178        392,152        392,152        166,802
                                       ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end of
  period.............................  $    359,178   $    392,152   $    166,802   $     16,591   $     15,839
                                       ============   ============   ============   ============   ============

                            See accompanying notes.

                              UNION DRILLING, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1999 AND 2000

1. ORGANIZATION

     Union Drilling, Inc. ("Union" or the "Company") was incorporated in Delaware on September 23, 1997. On October 21, 1997, the Company acquired substantially all of the drilling equipment assets of a division of Equitable Resources Energy Company. The Company was formed by Somerset Capital Partners, initially its sole stockholder, for that purpose. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets purchased based upon the fair values at the date of acquisition.

     On December 31, 1997, all of the capital stock of the Company was sold by Somerset Capital Partners to UDI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Union Drilling Company LLC, for a purchase price equal to the amount invested by Somerset Capital Partners in the Company. Union Drilling Company LLC and UDI Acquisition Corp. were formed for the purpose of acquiring the capital stock of the Company. Immediately after the stock sale, and also on December 31, 1997, UDI Acquisition Corp. was merged with and into the Company. Since the merger, Union Drilling Company LLC has been the direct, sole stockholder of the Company.

OPERATIONS

     The Company has experienced net losses and minimal or negative cash flows from operations. Operations and assets purchased have been funded by a combination of capital contributions and long-term debt. It is anticipated that the Company will be funded in the future through a combination of equity capital and ultimately cash flow from operations.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     The Company is engaged in the business of onshore contract drilling and related services. The primary market for the Company's services is the onshore oil and gas industry. The Company has operations in West Virginia, Pennsylvania, Utah, Colorado, Virginia, Kentucky, New York, Tennessee, Ohio, Maryland, and Canada.

     The Company's primary customers are involved in the oil and gas industry. The following table illustrates the portion of total revenue derived from significant customers.

                                                               PERCENT OF TOTAL REVENUE
                                                              --------------------------
                                                               1998      1999      2000
                                                              ------    ------    ------
Customer A..................................................    17%       25%       19%
Customer B..................................................    12%       17%       11%

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The financial statements as of March 31, 2001 and for the financial quarters ended March 31, 2000 and 2001 are unaudited and reflect all adjustments (consisting of normal recurring adjustments) that are, in the opinion of the Company's management, necessary for a fair presentation of the Company's financial position, results of operations and cash flows. The operating results for the quarter ended March 31, 2001 are not necessarily indicative of the results that may be expected for any other interim period or for the full year ending December 31, 2001.

                              UNION DRILLING, INC.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

     The Company provides an allowance for bad debts in recognition of uncollectible accounts. The Company generally extends credit to customers without requiring collateral; however, the Company has on occasion required prepayments from customers when a credit history has not been established. Credit losses have been within management's expectations.

INVENTORIES

     Inventories maintained by the Company are primarily replacement parts that are consumed in the drilling process. Inventories are maintained at the lower of first-in, first-out cost, or market.

PROPERTY, BUILDINGS AND EQUIPMENT

     Property and equipment is stated on the basis of cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated remaining useful lives of the assets. The cost of maintenance and repairs is charged to operations as incurred; renewals and betterments are capitalized. The estimated lives of the assets are as follows:

Buildings...............................................  31.5 years
Drilling and well service equipment.....................  3 - 10 years
Vehicles................................................  5 years

REVENUE RECOGNITION

     Substantially all revenue is derived from gas drilling operations. Gas drilling contract terms are based on either daywork or footage. Revenue is recorded based on contracted rates applied to either the number of days drilling has taken place (daywork) or the depth drilled (footage). Losses, if any, are recognized on drilling contracts when such amounts are determinable.

CONCENTRATION OF CREDIT RISK

     Substantially all of the Company's drilling services are performed for either major or independent oil and gas producers in the United States. Although the Company provides drilling services in several states, these operations are aggregated into one segment for reporting purposes based on the similarity of economic characteristics among all markets including the nature of the services provided and the type of customers for such services.

                              UNION DRILLING, INC.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

     Deferred income taxes are recognized for the tax consequences of temporary differences by applying estimated enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect of a change in tax rates is recognized in the period that includes the enactment date.

LOSS PER SHARE

     Basic and dilutive net loss per share have been computed using the weighted-average number of shares of common stock outstanding during the period.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of the Company's credit facility approximates fair value as the interest is indexed to current market rates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 and subsequent modifications and interpretations establish methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. The Company has implemented these new standards, as amended, for the year ending December 31, 2001. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the adoption of SFAS No. 133 and subsequent modifications and interpretations has not had a significant impact on its financial position, results of operations or cash flows.

STOCK SPLITS

     On March 16, 2000, the Company effected a stock dividend of 49,999 for every share of common stock, which was accounted for as a stock split. The number of shares of authorized common stock was increased from 100 shares to 25,000,000 shares. All information regarding earnings per share, weighted average number of common shares outstanding, stock options and all other common stock related disclosures herein reflect the effects of the stock split for all periods presented.

                              UNION DRILLING, INC.

3. PROPERTY, BUILDINGS AND EQUIPMENT

     Major classes of property, buildings and equipment are as follows:

                                                    DECEMBER 31,
                                             --------------------------
                                                1999           2000        MARCH 31, 2001
                                             -----------    -----------    --------------
                                                                            (UNAUDITED)
Land.......................................  $   187,642    $   187,642     $   187,642
Buildings..................................      323,380        378,480         378,480
Drilling and well service equipment........   29,683,173     39,657,682      40,545,369
Vehicles...................................    3,749,425      3,394,311       3,441,735
Furniture and fixtures.....................       31,491         31,491          31,491
Computer equipment.........................      339,128        427,992         427,992
Leasehold improvements.....................       45,508         69,539          69,539
                                             -----------    -----------     -----------
                                              34,359,747     44,147,137      45,082,248
Less accumulated depreciation..............    5,344,649      9,601,331      10,857,790
                                             -----------    -----------     -----------
                                             $29,015,098    $34,545,806     $34,224,458
                                             ===========    ===========     ===========

     Property, buildings and equipment include certain capitalized leases. The Company had $1,144,060 and $2,035,738 net recorded value of capital lease assets at December 31, 1999 and 2000, respectively. Amortization of these assets was $69,958 and $116,801 for the years ended December 31, 1999 and 2000, respectively, and is included in depreciation expense in the financial statements. The following is a schedule, by year, of the future minimum payments under these leases, together with the present value of the net minimum payments as of December 31, 2000:

Year ending December 31:
  2001...................................................  $  608,038
  2002...................................................     522,133
  2003...................................................     541,893
  2004...................................................     330,747
                                                           ----------
Total minimum lease payments.............................   2,002,811
Less amount representing interest........................     237,333
                                                           ----------
Total present value of minimum payments..................   1,765,478
Less current portion of such obligations.................     516,779
                                                           ----------
Long-term capital lease obligations......................  $1,248,699
                                                           ==========

                              UNION DRILLING, INC.

4. INCOME TAXES

     The current and deferred components of income taxes are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                            1998        1999     2000
                                                          ---------    ------    ----
Current tax (benefit) expense:
  Federal...............................................  $ (36,968)   $2,760     $--
  State.................................................     (6,371)       --     --
                                                          ---------    ------     --
                                                            (43,339)    2,760     --
Deferred tax (benefit) expense:
  Federal...............................................    (84,418)       --     --
  State.................................................    (14,882)       --     --
                                                          ---------    ------     --
                                                            (99,300)       --     --
                                                          ---------    ------     --
                                                          $(142,639)   $2,760     $--
                                                          =========    ======     ==

     The components of the net deferred income tax assets and liabilities are as follows:

                                                           DECEMBER 31,
                                                    --------------------------
                                                       1999           2000
                                                    -----------    -----------
Deferred tax assets:
  Receivables.....................................  $   171,483    $   112,856
  Organizational costs............................       37,440         24,960
  Net operating losses............................    6,394,070      9,087,706
  Other...........................................       26,503          4,862
                                                    -----------    -----------
Subtotal deferred tax assets......................    6,629,496      9,230,384
Valuation allowance...............................   (2,907,054)    (4,380,024)
                                                    -----------    -----------
Total net deferred tax assets.....................    3,722,442      4,850,360
Deferred tax liabilities:
  Fixed assets....................................    3,609,083      4,669,224
  Other...........................................      113,359        181,136
                                                    -----------    -----------
Total deferred tax liabilities....................    3,722,442      4,850,360
                                                    -----------    -----------
Net deferred taxes................................  $        --    $        --
                                                    ===========    ===========

     Realization of the Company's deferred tax asset carrying value has been reduced by a valuation allowance because management believes that at the present time the Company's operating results do not meet the criteria that would permit recognition of these assets. This allowance will be maintained until the Company demonstrates an ability to generate taxable income sufficient to realize the deferred tax benefits.

     At December 31, 2000, the Company had net operating loss carryforwards for both federal and state income tax purposes of approximately $23,305,000. These losses will begin to expire in 2018 for federal purposes and in varying years for state purposes beginning in 2008.

     The Company paid income taxes of $94,050 in 1998. No tax payments were made in 1999 or 2000.

                              UNION DRILLING, INC.

4. INCOME TAXES (CONTINUED)

     Total income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate to loss before income taxes as a result of the following:

                                                 1998          1999           2000
                                               ---------    -----------    -----------
Income tax (benefit) expense at the 34%
  statutory federal income tax rate..........  $(444,150)   $(2,278,000)   $(1,315,810)
State and local income taxes, net of federal
  income tax benefit.........................    (14,890)            --       (161,726)
Benefit of NOL carryback.....................    (43,339)            --             --
Establishment of/additions to valuation
  allowance..................................    327,310      2,258,000      1,472,970
Other........................................     32,430         22,760          4,566
                                               ---------    -----------    -----------
                                               $(142,639)   $     2,760    $        --
                                               =========    ===========    ===========

     The quarters ended March 31, 2000 and 2001 have no provision for income taxes due to the losses incurred during the periods.

5. ACCRUED EXPENSES AND OTHER LIABILITIES

     A detail of accrued expenses and other liabilities is as follows:

                                                     DECEMBER 31,
                                               ------------------------
                                                  1999          2000       MARCH 31, 2001
                                               ----------    ----------    --------------
                                                                            (UNAUDITED)
Accrued payroll and bonus....................  $  805,195    $1,067,053      $1,313,410
Other........................................     387,306       388,412         161,705
                                               ----------    ----------      ----------
                                               $1,192,501    $1,455,465      $1,475,115
                                               ==========    ==========      ==========

6. LONG-TERM OBLIGATIONS

     The Company has available a line of credit totaling $9,500,000 from a bank. The amount available from the line of credit is capped by a percentage of eligible accounts receivable (approximately $5.3 million at December 31, 2000, and $6.9 million at March 31, 2001). At December 31, 1999, there were no borrowings outstanding on this line of credit. The line of credit bears interest at either (i) a fluctuating rate per annum equal to the Prime Rate plus 1% or
(ii) a fluctuating rate per annum equal to the LIBOR rate plus 3% (9.8% at December 31, 2000 and 8.56% at March 31, 2001). The Company had drawn $3,576,986 and $1,589,472 on the line of credit at December 31, 2000 and March 31, 2001, respectively. The line of credit expires on March 5, 2002 and is secured by substantially all assets of the Company.

     The Company has a term loan with an outstanding balance of $6,556,410 as of December 31, 2000. The term loan bears interest at either (i) a fluctuating rate per annum equal to the Prime Rate plus 1 1/2%, or (ii) a fluctuating rate per annum equal to the LIBOR rate plus 3 1/2% (10.3% at December 31, 2000 and 8.9% at March 31, 2001). The term loan is secured by substantially all assets of the Company.

     Monthly principal payments of $83,333 are being made until March 2002, when the remainder will become due. Future payments on the term loan are as follows:

2001.....................................................  $1,000,000
2002.....................................................   5,556,410
                                                           ----------
Total....................................................  $6,556,410
                                                           ==========

                              UNION DRILLING, INC.

6. LONG-TERM OBLIGATIONS (CONTINUED)

     The Company paid approximately $195,000, $925,000, and $1,144,000 in interest during the years ended 1998, 1999, and 2000, respectively.

7. PRODUCTIVE CAPACITY

     The Company has increased its productive capacity through the purchase of rotary drilling rigs, equipment (primarily dozers and trucks), and drilling supplies from other drilling companies. The following table illustrates the purchases of rigs and related drilling equipment since the inception of the
Company:

                                                      ROTARY RIGS      PURCHASE
PURCHASE DATE                                          PURCHASED         PRICE
-------------                                         -----------    -------------
                                                                     (IN MILLIONS)
October 1997........................................      12             $ 7.2
                                                          --             -----
  1997 total........................................      12               7.2
                                                          --             -----
February 1998.......................................      16               9.4
March 1998..........................................       3               1.6
                                                          --             -----
  1998 total........................................      19              11.0
                                                          --             -----
March 1999..........................................       5               5.6
September 1999......................................       1               1.0
December 1999.......................................       1               1.7
                                                          --             -----
  1999 total........................................       7               8.3
                                                          --             -----
January 2000........................................       2               0.6
April 2000..........................................       1               0.2
May 2000............................................       3               2.7
June 2000...........................................       1               1.2
                                                          --             -----
  2000 total........................................       7               4.7
March 2001..........................................       1               0.5
                                                          --             -----
  2001 total (through March 2001)...................       1               0.5
                                                          --             -----

8. PREFERRED STOCK

     In 1998, the Company issued 1,330 shares of Series A Preferred Stock for $13,300,000. In 1999, the Company issued 600 shares of Series A Preferred Stock for $6,000,000. Proceeds of these issuances were used in operations and to finance the purchase of a portion of the productive capacity described in Note
7. The Company had outstanding 3,030 shares of Series A Preferred Stock at December 31, 1999. On March 16, 2000, the Company cancelled the authorized, issued, and outstanding preferred shares without any payment to the former preferred stockholder, which also owned all of the common stock.

9. MANAGEMENT COMPENSATION

STOCK OPTION PLANS

     Effective March 16, 2000, the Board of Directors of Union adopted the 2000 Employee Stock Option Plan, and effective December 1, 2000, the Board of Directors amended and restated the plan as the Amended and Restated 2000 Stock Option Plan (as amended, the "Plan"). The Plan reserves 400,000 shares of the Company's common stock for directors, officers, and key employees of the Company. As of

                              UNION DRILLING, INC.

9. MANAGEMENT COMPENSATION (CONTINUED)

December 31, 2000, 298,470 options had been granted under the Plan. The options expire on the tenth anniversary of the grant date. Vesting occurs in two, three, or four equal annual installments from the grant date. The exercise price of stock options under the Plan approximates the fair market value of the stock at the time the option is granted. Outside of the Plan, 50,505 options were granted in 1999. Stock option activity for all options was as follows:

                                                    NUMBER OF    OPTION PRICE
                                                     SHARES         RANGE
                                                    ---------    ------------
Outstanding at January 1, 1999....................        --         $--
  Granted.........................................    50,505        $6.60
  Exercised.......................................        --         $--
  Canceled........................................        --         $--
                                                     -------     ------------
Outstanding at December 31, 1999..................    50,505        $6.60
  Granted.........................................   298,470     $8.58 - $10.00
  Exercised.......................................        --         $--
  Canceled........................................        --         $--
                                                     -------     ------------
Outstanding at December 31, 2000..................   348,975     $6.60 - $10.00
                                                     =======     ============

     The Company applies Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the stock option grants been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

                                                                           QUARTER ENDED
                                                  1999          2000       MARCH 31, 2001
                                               ----------    ----------    --------------
                                                                            (UNAUDITED)
Net loss.....................................  $6,719,018    $3,870,030       $764,258
Pro forma net loss...........................   6,742,533     4,084,733        937,405
Loss per share -- basic and diluted:
  As reported................................        1.34           .77            .15
  Pro forma..................................        1.35           .82            .19

     The effects of applying SFAS No. 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future periods.

     For purposes of determining compensation expense using the provisions of SFAS No. 123, the fair value of option grants was determined using the Black-Scholes option valuation model. The key input variables used in valuing the options were: risk-free interest rates of 5.5% for 1999 and 6.1% for 2000; dividend yield of zero; stock price volatility of 1.0 based on a group of publicly traded companies in the same industry; and option lives of four years.

EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution employee benefit plan covering substantially all of its employees. Company contributions to the plan are discretionary. No contributions were accrued or paid by the Company through December 31, 2000. The Company started matching employee contributions effective January 1, 2001, and had contributed approximately $29,000 to the plan through March 31, 2001.

                              UNION DRILLING, INC.

9. MANAGEMENT COMPENSATION (CONTINUED)

CONTINGENT MANAGEMENT COMPENSATION

     Certain members of Company management and certain other participants have been awarded rights to participate in the proceeds associated with the dispositions of the Company's shares by Union Drilling Company LLC. In order to receive benefits from this arrangement, proceeds in excess of certain increasing threshold amounts, $46,499,250 at December 31, 2000 ($50,608,556 at March 31,
2001), would be required to be received as a result of the sale, distribution, or disposition of Company shares.

     This defined group would be entitled to 22.5% of the proceeds received in excess of the threshold amount. Members of Company management are entitled to approximately 4% of this excess amount.

     Compensation costs will be recognized related to this arrangement when it becomes probable that a transaction will occur that will generate proceeds in excess of the threshold amount.

10. OPERATING LEASES

     The Company leases certain buildings and automobiles under noncancelable operating agreements. Lease expense was $288,024, $319,887, and $583,020 for the years ended December 31, 1998, 1999, and 2000, respectively.

     Future minimum lease payments under noncancelable operating leases consist of the following:

2001......................................................  $358,473
2002......................................................   257,822
2003......................................................   213,505
2004......................................................   104,946
2005......................................................       909

11. SUBSEQUENT EVENTS (UNAUDITED)

     Effective May 30, 2001, the Company increased its productive capacity by purchasing certain drilling rigs, drilling equipment and other assets located in Canada for $5,584,000.

     The equipment was financed through capital infusions of $3,000,000, $4,700,000, $1,300,000, and $4,000,000 received on March 14, 2001, May 31, 2001,
June 6, 2001, and July 17, 2001, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   Until             , 2001 (25 days after the date of this prospectus), all
                             dealers that buy, sell
or trade our common stock, whether or not participating in this offering, may be required to
deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                                       SHARES

                              UNION DRILLING, INC.

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

BEAR, STEARNS & CO. INC.
                                                     MCDONALD INVESTMENTS INC.

                                            , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     All capitalized terms used and not defined in Part II of this registration statement shall have the meanings assigned to them in the prospectus which forms a part of this registration statement.

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses incurred by Union in connection with the issuance and distribution of the common stock being registered pursuant to this registration statement, other than underwriting discounts and commissions.

                                                              AMOUNT
                                                              -------
Securities Act registration fee.............................  $14,375
NASD filing fee.............................................    6,250
Blue sky qualification fees and expenses....................        *
Printing and engraving fees and expenses....................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Transfer agent and registrar fees and expenses..............        *
Nasdaq National Market listing fee..........................        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

---------------
* To be completed by amendment.

     All of the foregoing estimated costs, expenses and fees will be borne by Union.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

DELAWARE GENERAL CORPORATION LAW

     Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in
Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     Section 145(f) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

RESTATED CERTIFICATE OF INCORPORATION

     Article SIXTH of the Amended and Restated Certificate of Incorporation of Union (the "Certificate"), a copy of which is filed as Exhibit 3.1 to this registration statement, provides as follows:

     "A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (3) under Section 174 of Delaware Law, as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (4) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article SIXTH shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article SIXTH, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to Delaware Law."

     Article SEVENTH of the Certificate provides as follows:

     "The Corporation shall indemnify to the fullest extent permitted under Delaware Law any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (1) is or was a director or officer of the Corporation or (2) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, association, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, entity or organization. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article SEVENTH is in effect. Any repeal or amendment of this Article SEVENTH shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article SEVENTH. Such right shall include the right to be paid by the Corporation expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under Delaware Law. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and, if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification is not permitted under Delaware Law, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof or independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) that such indemnification is not permissible shall be a defense to the action or create a presumption that such indemnification is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. The rights conferred above shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement or otherwise.

     The Corporation may additionally indemnify, to the fullest extent permitted by law, any employee or agent of the Corporation who is not a director or officer of the Corporation in respect of service to the Corporation or to another entity at the request of the Corporation to the extent that the Board of Directors at any time designates any such person as entitled to the benefits of this Article SEVENTH.

     As used herein, the term "proceeding" means any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding.

     The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under Delaware Law."

RESTATED BYLAWS

     Section 6.07 of the Amended and Restated Bylaws of Union (the "Bylaws"), a copy of which is filed as Exhibit 3.2 to this registration statement provides as follows:

     "Each person who at any time shall serve or shall have served as a director or officer of the Corporation (including any predecessor of the Corporation), or any person who while a director or officer of the Corporation is or was serving at the written request of the Corporation (in accordance with written procedures adopted from time to time by the Board of Directors) as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, shall be entitled to (a) indemnification and (b) the advancement of expenses incurred by such person from the Corporation as, and to the fullest extent, permitted by
Section 145 of Delaware Law or any successor statutory provision, as from time to time amended. The foregoing right of indemnification and to the advancement of expenses shall not be deemed exclusive of any other rights to which those to be indemnified may be entitled as a matter of law or under any agreement, vote of stockholders or disinterested directors of the Corporation, or other arrangement.

     The Corporation may additionally indemnify, to the fullest extent permitted by law, any employee or agent of the Corporation who is not a director or officer of the Corporation in respect of service to the Corporation or to another entity at the request of the Corporation to the extent that the Board of Directors at any time designates any such person as entitled to the benefits of this Section 6.07.

     The Corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the written request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against and incurred by such person in such capacity or arising out of such person's status in such capacity, whether or not the Corporation would have the power to indemnify such person against that liability under this Section 6.07 or Delaware Law."

INDEMNIFICATION AGREEMENTS

     Union has entered into Indemnification Agreements (the "Indemnification Agreements") with its directors (the "Indemnitees"), a form of which is filed as an exhibit to the registration statement. Under the terms of the Indemnification Agreements, Union has generally agreed to indemnify, and advance expenses to, each Indemnitee to the fullest extent permitted by applicable law on the date of such agreements and to such greater extent as applicable law may thereafter permit. In addition, the Indemnification Agreements contain specific provisions pursuant to which Union has agreed to indemnify each Indemnitee if such person is, by reason of his or her status as a director, officer, employee or other agent of Union or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with which such person was serving at the request of Union, made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitrational, administrative or investigative, including an action by or in the right of Union.

     Furthermore, under the terms of the Indemnification Agreements, Union has agreed to pay all expenses incurred by an Indemnitee in connection with any proceeding, in advance of the final disposition of such proceeding, promptly following request therefor and upon receipt of an undertaking by or on behalf of such Indemnitee to repay Union for any expenses so advanced if it shall ultimately be determined that he or she is not entitled to be indemnified by Union against such expenses.

UNDERWRITING AGREEMENT

     The Underwriting Agreement, the form of which is filed as an exhibit to the registration statement, provides for the indemnification of the directors and officers of Union against certain liabilities, including liabilities arising under the Securities Act.

     The above discussion of the Certificate, Bylaws, Underwriting Agreement, Indemnification Agreements and Section 145 of the DGCL is not intended to be exhaustive and is respectively qualified in its entirety by the Certificate, Bylaws, Underwriting Agreement, Indemnification Agreements and such statute.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following information relates to securities of Union issued or sold within the past three years that were not registered under the Securities Act:

     Union was organized in October 1997 as a wholly owned subsidiary of Somerset Capital Partners, a New York general partnership the partners of which are Thomas H. O'Neill, Jr., William R. Ziegler and Steven A. Webster. On December 31, 1997, the ownership of Union was transferred to Union Drilling Company LLC, a Delaware limited liability company, by means of a merger with a subsidiary of that company formed for the purpose. Since December 31, 1997, Union Drilling Company LLC has been the sole stockholder of Union. Union Drilling Company LLC and Somerset Capital Partners have contributed a total of $50,300,000 to Union. On or prior to December 31, 1997, $11 million was contributed by Union Drilling Company LLC and Somerset Capital Partners. Union Drilling Company LLC contributed an additional $10 million on February 12, 1998, $3.3 million on April 13, 1998, $3.5 million on May 5, 1999, $500,000 on June 30, 1999, $2 million on December 28, 1999, $666,667 on April 14, 2000, $4.5
million on May 17, 2000, $1.5 million on May 30, 2000, $333,333 on August 2, 2000, $3 million on March 14, 2001, $4.7 million on May 31,2001, $1.3 million on June 6, 2001, and $4 million on July 17, 2001.

     Of the total of $50,300,000 invested by Union Drilling Company LLC, $37,000,000 (74%) was provided by Morgan Stanley Capital Partners III, L.P. and related private equity funds, none of which were organized for the purpose of investing in Union Drilling Company LLC or Union. The remaining $13,300,000 (26%) was provided by a group of investors led by Thomas H. O'Neill, Jr., William R. Ziegler and Steven A. Webster, some of whom invested through limited liability companies organized for that purpose. The offerings of securities of Union Drilling Company LLC and of the entities formed to invest in Union Drilling Company LLC were to small groups of experienced investors and did not involve any general solicitation or advertisement.

     Each of the offerings of securities of Union, and the offerings of securities of Union Drilling Company LLC and of the entities organized to invest in Union Drilling Company LLC, were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as transactions not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1*     --   Form of Underwriting Agreement.
 3.1*     --   Amended and Restated Certificate of Incorporation of Union.
 3.2*     --   Amended and Restated Bylaws of Union.
 4.1*     --   Specimen Stock Certificate for the common stock, par value
               $.01 per share, of Union.
 5.1*     --   Opinion of Satterlee Stephens Burke & Burke LLP regarding
               legality of securities being registered.
10.1      --   Amended and Restated 2000 Stock Option Plan of Union.
10.2      --   Form of stock option agreements under the Amended and
               Restated 2000 Stock Option Plan.
10.3      --   Stock Option Plan and Agreement, dated May 13, 1999, by and between Union and Christopher Strong.
10.4*     --   Investor Rights Agreement by and among Union, Union Drilling
               Company LLC, Morgan Stanley Capital Partners III, L.P. and
               Somerset Capital Partners.
10.5      --   Loan and Security Agreement, dated March 5, 1999, between
               Union and Fleet Capital Corporation, together with the First
               Amendment dated August 24, 1999, the Second Amendment dated
               May 22, 2000, and the Third Amendment dated February 22,
               2001.
10.6*     --   Form of Indemnification Agreement with Union directors.
10.7      --   Equipment Lease Agreement, dated September 1, 1999, between
               Associates Commercial Corporation, as lessor and Union, as lessee.
23.1      --   Consent of Ernst & Young LLP regarding financial statements of Union.
23.2*     --   Consent of Satterlee Stephens Burke & Burke LLP (included in the opinion filed as Exhibit 5.1 to this registration
               statement).
24.1      --   Powers of Attorney (included in the signature page of this registration statement).

---------------
* To be filed by amendment

     (b) FINANCIAL STATEMENT SCHEDULES

     None.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant also hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgeville, Commonwealth of Pennsylvania, on July 27, 2001.

                                          UNION DRILLING, INC.

                                          By: /s/    W. HENRY HARMON
                                            ------------------------------------
                                                      W. Henry Harmon,
                                                     President and CEO

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Union Drilling, Inc., a Delaware corporation, which is filing a registration statement on Form S-1 with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitutes and appoints W. Henry Harmon and Christopher D. Strong, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, and in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act, with the Securities and Exchange Commission, it being understood that said attorneys-in-fact and agents, and each of them, shall have full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person and that each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                     TITLE                       DATE
                     ---------                                     -----                       ----

                /s/ W. HENRY HARMON                  President, Chief Executive Officer    July 27, 2001
---------------------------------------------------    (principal executive officer)
                  W. Henry Harmon                      and Director

             /s/ CHRISTOPHER D. STRONG               Vice President and Chief Financial    July 27, 2001
---------------------------------------------------    Officer (principal financial
               Christopher D. Strong                   officer)

              /s/ DAN E. STEIGERWALD                 Controller (principal accounting      July 27, 2001
---------------------------------------------------    officer)
                Dan E. Steigerwald

            /s/ THOMAS H. O'NEILL, JR.               Chairman of the Board (non-           July 27, 2001
---------------------------------------------------    executive)
              Thomas H. O'Neill, Jr.

              /s/ WILLIAM R. ZIEGLER                 Vice Chairman of the Board (non-      July 27, 2001
---------------------------------------------------    executive)
                William R. Ziegler

               /s/ HOWARD I. HOFFEN                  Director                              July 27, 2001
---------------------------------------------------
                 Howard I. Hoffen

                     SIGNATURE                                     TITLE                       DATE
                     ---------                                     -----                       ----
               /s/ GREGORY D. MYERS                  Director                              July 27, 2001
---------------------------------------------------
                 Gregory D. Myers

                 /s/ JOHN J. MOON                    Director                              July 27, 2001
---------------------------------------------------
                   John J. Moon